Johnson Electric Holdings Limited

ELECTRIC
innovating motion

(Incorporated in Bermuda with limited liability)
12 Science Park East Avenue, 6/F
Hong Kong Science Park, Shatin, NT, Hong Kong
香港新界沙田香港科學園科技大道東12號6樓
Main: +852 2663 6688 Fax: +852 2897 2054
http://www.johnsonelectric.com



By Airmail

15th January 2009

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington D.C. 20549
U.S.A.

Re: Johnson Electric Holdings Limited
File No.: 82-2416

Dear Sirs,

We are pleased to enclose the following documents submitted to you in order to maintain the exemption, pursuant to Rule 12g3-2(B), under the Securities Exchange Act of 1934.

1. Announcements dated 24th July 2008, 31st October 2008, 3rd November 2008, 5th December 2008 and 2nd January 2009

2. Interim Report 2008

Please acknowledge receipt of the above by stamping the duplicated copy of this letter and returning to us in the enclosed self-addressed envelope.

Thank you for your kind assistance.

Yours faithfully,

Susan Yip
Company Secretary

Encl


JOHNSON
ELECTRIC

JOHNSON ELECTRIC HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock code: 179)

DATE OF BOARD MEETING

The board of directors (the "Board") of Johnson Electric Holdings Limited (the "Company") hereby announces that a meeting of the Board of the Company will be held on Friday, 5th December 2008 for the purpose of, among other matters, approving the announcement of the interim results of the Company for the six months ended 30th September 2008 for publication and considering the payment of an interim dividend.

Board of Directors

As at the date of this announcement, the Board of the Company comprises Patrick Shui-Chung Wang, Winnie Wing-Yee Wang, Richard Li-Chung Wang, being the Executive Directors, and Yik-Chun Koo Wang, Peter Kin-Chung Wang, being the Non-Executive Directors, and Peter Stuart Allenby Edwards, Patrick Blackwell Paul, Michael John Enright, Laura May-Lung Cha and Oscar de Paula Bernardes Neto, being the Independent Non-Executive Directors.

By Order of the Board
Susan Chee-Lan Yip
Company Secretary

Hong Kong, 31st October 2008

Website: www.johnsonelectric.com



Johnson Electric Holdings Limited

(Incorporated in Bermuda with limited liability)

(Stock code: 179)

TRADING UPDATE

This announcement is made pursuant to Rule 13.09 of the Listing Rules. Johnson Electric Holdings Limited announces details of information to be covered in discussions with investors and securities analysts ahead of its results announcement for the six months ended 30th September 2008.

On 5th December 2008, Johnson Electric Holdings Limited ("Johnson Electric" or "the company") is scheduled to report its results for the six month period ending 30th September 2008. Ahead of its announcement and in light of the significant changes occurring globally (and prior to the finalisation of the accounts for the six month period) the company is providing this update on its performance.

Sales Performance (US$)

For the six months to 30th September 2008, Johnson Electric expects to report total sales of US$1.130 billion, an increase of 3.3% over the comparable period last year. This total includes sales by its manufacturing and distribution operations of US$1.083 billion, which increased by approximately 4% over the comparable period last year, and sales by its continuing Trading operations of US$47.5 million, which decreased by 10%. However, without the beneficial effects of favorable currency movements of approximately US$66 million, Johnson Electric's sales would have decreased by almost 3% from the comparable period last year.

Sales in the period in the Automotive Products Group (APG) represented 52% of the company's total and increased over the prior year by approximately US$23 million, or 4.1%, from US$559 million to US$582 million. Of this increase, the appreciation of the Euro, Renminbi and other currencies against the US dollar contributed approximately US$49 million. Excluding this beneficial effect the underlying sales declined by 4.6%. The division continued to capture market share in the growth markets of Asia and South America while deteriorating conditions in the North

American automotive market have adversely impacted sales there. In Europe, the company maintained its strong market presence in its key products.

Sales in the period in the Industry Products Group (IPG) represented 34% of the company's total and increased over the prior year by approximately US$9 million, or 2.4%, from US$372 million to US$381 million. Sales in Europe and Asia increased 13.1% and 4.6% respectively but sales in North America declined 12.6%. The appreciation of the Euro, Renminbi and other currencies against the US dollar contributed US$9.0 million to the sales increase and, excluding this effect, sales were virtually flat.

Among the company's other businesses Parlex, a flexible printed circuit board and interconnect solutions provider, delivered sales of US$56 million, a decline of 7.6% compared to the prior year. However, following the restructuring initiatives in North America and in China, strategic price increases in unprofitable segments, and significant improvements in manufacturing processes this business is generating positive operating cash flow.

The company's Trading business has been buffeted by the severe volatility in metals markets. In particular, the viability of the Green Vision Group, a separate operation within the Trading business which sources and supplies scrap metals, has suffered in the wake of recent significant shifts in the supply, demand and pricing of these materials. As the company expects these turbulent conditions to continue and the risk profile of this operation to increase as a result, the company is now in the process of discontinuing the Green Vision Group operations. The sales of this operation for the six months period have been excluded from the company's total sales reported in this announcement.

As a result of rapidly deteriorating global economic conditions, the weakness in the automotive sector, declining consumer confidence in many of our markets, and the reduction in the value of the Euro against the US$, the company anticipates that sales in the second half of the year are likely to be lower than in the first half.

Profit Performance (US$)

The company expects to report first half-year profit attributable to shareholders from its manufacturing and distribution operations of approximately US$75 million less losses in its Trading business of approximately US$29 million, which include asset

impairment and business discontinuation costs related to the Green Vision Group. Consequently, the profit attributable to shareholders for the first half-year is expected to be approximately US$46 million.

Chairman's Comments

Commenting on this update for shareholders, Mr. Patrick Wang, Chairman and Chief Executive of Johnson Electric, said: "During these unprecedented and fast-changing times we are focused on the basics: supporting our customers, carefully managing our cash, slimming down our operations, and mitigating risk wherever possible. We are working with our customers, suppliers and staff to navigate through these difficult times while preserving our ability to rebound when the global economic climate returns to more normal conditions."

"We expect difficult market conditions will prevail throughout the coming year. However, profitability during that period should benefit from the current downward trends in copper and steel costs and from the actions we are taking to reduce our overall cost structure. A weaker Euro will cause sales and profits to be lower when denominated in US$, but the easing in the rate of Renminbi appreciation will provide some relief to what had been a growing pressure on our cost base in China."

"We continue to develop new products which combine the best of our motors, actuators, motion systems and other technologies to support and enhance our customers' businesses. Despite this current upheaval in the global economy and our markets, I remain confident that Johnson Electric will continue to strengthen its market and competitive position."

"We are disappointed that the Green Vision operation of the Trading business have encountered such turbulent operating conditions so soon after its launch. However, given the current volatile and unpredictable supply and demand, and pricing dynamics in the metals markets which we expect will endure for some time we have decided to discontinue those operations."

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

As at the date of this announcement, the board of directors of the company comprises Patrick Shui-Chung Wang, Winnie Wing-Yee Wang, Richard Li-Chung Wang, being the

Executive Directors, and Yik-Chun Koo Wang, Peter Kin-Chung Wang, being the Non-executive Directors, and Peter Stuart Allenby Edwards, Patrick Blackwell Paul, Michael John Enright, Laura May-Lung Cha, Oscar de Paula Bernardes Neto, being the Independent Non-executive Directors.

By Order of the Board
Johnson Electric Holdings Limited
Patrick Shui-Chung Wang
Chairman and Chief Executive

3rd November 2008

Website: www.johnsonelectric.com



Johnson Electric Holdings Limited

(Incorporated in Bermuda with limited liability)
(Stock code: 179)

INTERIM RESULTS ANNOUNCEMENT
FOR THE PERIOD ENDED 30TH SEPTEMBER 2008

HIGHLIGHTS

- Turnover up 3% to US$1,130 million
- EBITDA down 28% to US$115 million
- Operating profit before non-recurring costs for cessation of new operations down 17% to US$96 million
- Net profit attributable to shareholders down 43% to US$46 million
- Net gearing (net debt to shareholders' funds) 28%

The Directors announce that the unaudited consolidated profit attributable to shareholders for the six months ended 30th September 2008 was US$45,503,000, a decrease of 43% over the corresponding period in 2007.

FINANCIAL RESULTS

The unaudited condensed consolidated profit and loss account for the six months ended 30th September 2008 together with comparative figures for the corresponding period in 2007 is set out below:

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Note	Unaudited Six months ended 30th September **2008** **US$'000**	 2007 US$'000
Sales	2	**1,130,119**	1,094,176
Cost of goods sold		**(837,145)**	(810,180)
Gross profit		**292,974**	283,996
Other income and gains		**2,881**	12,720
Selling and administrative expenses		**(198,004)**	(178,150)
Cessation of new operations		**(27,518)**	-
Restructuring provision and assets impairment		**(2,111)**	(2,703)
Operating profit	3	**68,222**	115,863
Finance costs, net		**(6,480)**	(9,764)
Share of profits of associated companies		**101**	51
Profit before income tax		**61,843**	106,150
Income tax expenses	4	**(14,264)**	(21,000)
Profit for the period		**47,579**	85,150
Attributable to:			
Equity holders of the Company		**45,503**	79,792
Minority interest		**2,076**	5,358
		47,579	85,150
Interim dividend	5	**-**	21,195
Earnings per share for profit attributable to the equity holders of the Company during the period (expressed in US cents per share)			
Basic *	6	**1.24**	2.17
Diluted	6	**1.24**	2.17

* Please refer to note 6 for calculation of EPS excluding cessation of new operations.

CONDENSED CONSOLIDATED BALANCE SHEET

	Note	Unaudited 30th September 2008 US$'000	Audited 31st March 2008 US$'000
ASSETS			
Non-current assets			
Property, plant and equipment		**394,649**	409,864
Investment properties		**42,822**	38,978
Leasehold land and land use rights		**22,222**	22,462
Intangibles		**702,318**	775,162
Associated companies		**1,861**	1,920
Deferred income tax assets		**28,125**	28,892
Available-for-sale financial assets		**5,442**	5,833
Other financial assets at fair value through profit or loss		**8,411**	8,813
		1,205,850	1,291,924
Current assets			
Stocks and work in progress		**294,025**	269,924
Trade and other receivables	7	**469,367**	505,561
Other financial assets		**5,630**	15,111
Income tax recoverable		**5,775**	4,126
Bank balances and cash		**258,963**	268,031
		1,033,760	1,062,753
Current liabilities			
Trade and other payables	8	**339,507**	352,286
Current income tax liabilities		**29,710**	25,642
Other financial liabilities		**12,693**	24,979
Borrowings		**34,027**	37,796
Provisions and other liabilities		**30,709**	30,003
		446,646	470,706
NET CURRENT ASSETS		**587,114**	592,047
TOTAL ASSETS LESS CURRENT LIABILITIES		**1,792,964**	1,883,971
Non-current liabilities			
Borrowings		**526,537**	526,686
Other financial liabilities		**49,886**	84,639
Deferred income tax liabilities		**87,484**	96,500
Provisions and other liabilities		**42,531**	43,216
		706,438	751,041
NET ASSETS		**1,086,526**	1,132,930

	Unaudited 30th September 2008 US$'000	Audited 31st March 2008 US$'000
EQUITY		
Share capital	**78,441**	77,704
Reserves	**973,967**	978,080
Proposed dividend	**-**	46,158
	1,052,408	1,101,942
Minority interest	**34,118**	30,988
TOTAL EQUITY	**1,086,526**	1,132,930

CONDENSED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

	Unaudited Six months ended 30th September	
	2008	2007
	US$'000	US$'000
Gain on revaluation of property, plant and equipment and leasehold land transfer to investment properties	**3,338**	4,346
Deferred income tax effect on gain on revaluation of property, plant and equipment and leasehold land transfer to investment properties	**(551)**	(761)
Available-for-sale financial assets:		
- fair value gains / (losses)	**167**	(355)
- release of reserves upon disposal	**(185)**	(120)
Hedging instruments:		
- fair value gains	**2,900**	8,148
- transferred to profit and loss account	**(4,134)**	(4,430)
Deferred income tax effect on fair value gains in hedging instruments	**(1,338)**	(491)
Actuarial (losses)/gains of defined benefit plans	**(3,323)**	693
Deferred income tax effect on actuarial losses/(gains) of defined benefit plans	**764**	(16)
Adjustment arising on translation of foreign subsidiaries and associated companies	**(45,184)**	29,335
Net (loss)/income recognised directly in equity	**(47,546)**	36,349
Profit for the period	**47,579**	85,150
Total recognised income for the period	**33**	121,499
Attributable to:		
Equity holders of the Company	**(2,880)**	115,341
Minority interest		
Share of profit for the period	**2,076**	5,358
Adjustment arising on translation of foreign Subsidiaries	**837**	800
	2,913	6,158
	33	121,499

Note:

1. **Principal accounting policies**

This unaudited condensed consolidated interim financial information is prepared in accordance with Hong Kong Accounting Standard (HKAS) 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants and Appendix 16 of the Listing Rules of The Stock Exchange of Hong Kong Limited.

The accounting policies and methods of computation used in the preparation of this condensed consolidated interim financial information are consistent with those used in the annual financial statements for the year ended 31st March 2008, except that the Group adopted all the new standards, amendments to standards and interpretations (new/revised HKFRSs) which are effective for accounting periods commencing on 1st April 2008. The adoption of these new/revised HKFRSs did not have a material impact on the condensed consolidated interim financial information of the Group.

2. **Segment information**

Primary reporting format – business segments

The segment results for the six months ended 30th September are as follows:

	Sales		**Operating profit/(loss)**	
	2008	2007	**2008**	2007
	US$'000	US$'000	**US$'000**	US$'000
Manufacturing	**1,082,577**	1,041,077	**97,100**	115,343
Trading	**47,542**	53,099	**(1,360)**	520
Cessation of new operations	**-**	-	**(27,518)**	-
	1,130,119	1,094,176	**68,222**	115,863

Secondary reporting format - geographical segments

	2008	2007
	US$'000	US$'000
Sales analysed by the region from which the customer order originated		
Asia	**367,751**	345,499
America	**246,292**	284,823
Europe	**516,076**	463,854
	1,130,119	1,094,176

3. **Depreciation and amortisation**

During the period, depreciation of US$35,892,000 (2007: US$35,657,000) and amortisation of US$10,094,000 (2007: US$9,008,000) were charged in respect of the Group's property, plant and equipment and intangible assets and leasehold land and land use rights respectively.

4. Income tax expenses

Hong Kong profits tax has been provided at the rate of 16.5% (2007: 17.5%) on the estimated assessable profit for the period. Overseas tax has been provided at the applicable rates on the estimated assessable profit for the period in respective countries of operations.

	2008	2007
	US$'000	US$'000
Current taxation		
Hong Kong profits tax	**7,095**	8,535
Overseas taxation	**10,041**	11,690
	17,136	20,225
Deferred income tax	**(2,872)**	775
	14,264	21,000

5. Interim dividend

The directors do not recommend the payment of any interim dividend for the six months ended 30th September 2008 (2007: 0.58 US cents per share each).

6. Earnings per share

The calculations of basic and fully diluted earnings per share are based on the Group's profit attributable to shareholders of US$45,503,000 (2007: US$79,792,000).

The basic earnings per share is based on the weighted average of 3,663,347,000 (2007: 3,672,196,000) shares in issue during the period.

Excluding the US$27,518,000 non-recurring impact of the Cessation of New Operations the profit attributable to shareholders would have amounted to US$ 73,021,000 and the earnings per share would have been 1.99 US cents per share.

There is no significant impact on the fully diluted earnings per share if all outstanding options are deemed to be issued at no consideration.

7. Trade and other receivables

The Group normally grants credit for a period ranging from 30 to 90 days to its trade customers. The trade and other receivables include net trade receivables of US$385,708,000 (31st March 2008: US$430,741,000). The ageing analysis of net trade receivables based on overdue date was as follows:

	Current	0-60 days	61-90 days	Over 90 days	Total
	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at 30th September 2008	**319,852**	**52,814**	**6,234**	**6,808**	**385,708**
Balance at 31st March 2008	369,723	51,587	5,062	4,369	430,741

8. Trade and other payables

The trade and other payables include trade payables of US$192,212,000 (31st March 2008: US$227,425,000). The ageing analysis of trade payables based on invoice date was as follows:

	0-60 days US$'000	61-90 days US$'000	Over 90 days US$'000	Total US$'000
Balance at 30th September 2008	**156,565**	**20,265**	**15,382**	**192,212**
Balance at 31st March 2008	181,501	32,550	13,374	227,425

CHAIRMAN'S STATEMENT

Overview of Financial Results

In the six month period ended 30th September 2008, the major operating businesses of Johnson Electric performed soundly in what has become an extremely challenging macro-economic environment for global manufacturing companies.

Group sales for the first half of the financial year totaled US$1,130 million, an increase of 3% over the comparable period last year, while profit attributable to shareholders decreased by 43% to US$46 million. This profit figure is after taking into account non-recurring losses and exit costs of US$28 million related to the company's decision to discontinue the recently-established Green Vision Group's scrap metal trading and recycling business.

Important factors affecting sales during the period included weaker end-user demand in the North American automotive and power tools markets, and the strength of the Euro and other currencies against the US dollar. Excluding the effect of currency changes, Group sales declined by almost 3%.

On the cost side, the results for the first-half were negatively affected by higher steel and copper prices, and the increased cost of manufacturing in China due to higher direct labour rates and the appreciation of the Renminbi. However, overall gross margins were maintained at the same level as in the prior year period as a result of management's actions to focus on higher margin products, selectively increase prices, improve productivity, and achieve higher contributions from previously underperforming business units. As a consequence, the Group's gross profit increased by US$9 million or 3% to US$293 million.

Sales, general and administrative ("SG&A") overheads increased by US$20 million largely as a result of the translation effect of costs denominated in foreign currencies and foreign currency hedging costs. Excluding these effects, SG&A as a percentage of sales was maintained at the same level as the prior year period. The higher SG&A costs and lower gains from other income (including one-time gains from asset disposals in the prior period) resulted in first-half operating profits of US$98 million before restructuring and cessation of new operations compared to US$119 million for the comparable period last year.

Exceptional turbulence in the trading and marketing of scrap metals in China had a significant negative impact on Green Vision Group, a separate operation within the Johnson Electric Trading business. As noted earlier, in view of the expected continued volatility and unpredictable economics of this market for the foreseeable future, the decision was taken to discontinue this new business unit resulting in non-recurring losses, including asset impairment and exit costs, of US$28 million. Combined with other business restructuring charges of US$2 million, this reduced the Group's operating profit by 41% to US$68 million.

After taking into account lower financing, income tax and minority interest charges, the consolidated profit attributable to shareholders for the first half of the financial year decreased by US$34 million to US$46 million or 1.24 US cents per share.

The overall financial condition of the Johnson Electric Group continues to remain sound with consistent positive operating cash flows and prudent gearing levels. Including the Group's cash reserves of US$259 million, the net debt to equity ratio as at 30th September 2008 stood at 28%.

Interim Dividend

In light of the turbulence in the markets we serve and the difficulty in predicting the economic conditions which will prevail in the future, we believe that our shareholders will be better served by conserving cash within the business during this difficult period. Accordingly the Directors have determined that no interim dividend will be declared (2007: 0.58 US cents per share).

Diversified and Strong Market Positions despite Depressed Economic Environment

Johnson Electric benefits from a diversified global customer base and the Group's performance in its major geographic markets in the first half was relatively consistent with that of reported macro-economic conditions and trends.

Sales to Europe, which represented 46% of total Group sales in the first half, increased by 11% compared to the prior year reflecting the relative strength of the Euro as well as market share gains and end-user demand that remained generally positive during the period. In Asia, representing one third of Group sales, several business units achieved increased market penetration especially in mainland China which together with the strengthening Renminbi resulted in regional sales increasing by 7%. The situation in the Americas, which contributed 22% of total sales in the first half, was markedly different however. In North America, severe recessions are occurring in the housing and automotive sectors and inevitably this has resulted in reduced demand for Johnson Electric's products for automotive, power tools and home appliance applications. Although our South American sales continue to grow from a small base, overall sales to the Americas consequently declined by US$39 million or 14%.

The two main operating divisions – Automotive Products Group (APG) and Industry Products Group (IPG) – are making progress in leveraging the expanded technology capabilities of the Group to design and bring to market new motion subsystems and actuator products. This strategy has multiple benefits: it strengthens and differentiates Johnson Electric's position with existing customers; it opens doors to new customer opportunities; and it enables the Groups to increase prices based on added value.

At the opposite end of the technology spectrum, the Group's no-frills "V-Motor" operating unit is developing into an effective and profitable competitive response within those micromotor segments in IPG's sphere of business where the barriers to entry are lower and price pressures greater.

The Group's other smaller business units have in most cases delivered satisfactory results in testing conditions. Parlex, a specialist manufacturer of flexible printed circuits, is now on an encouraging trajectory following a series of major restructuring initiatives to improve its manufacturing footprint and operational effectiveness. Saia-Burgess Controls achieved good sales growth in the first-half and is rolling-out a range of web-based panels and human machine interface products that have been especially well received by its continental European customer base. In mainland China, the engine block castings business of China Autoparts, Inc. has also grown sales significantly, though dramatically higher raw material costs have reduced its margins in percentage terms.

The main exception to the progress of these other Group businesses has been Johnson Electric Trading. In addition to the losses and discontinuation costs of the Green Vision scrap metal trading and recycling

venture, the specialty materials business has also experienced difficult operating conditions as a result of high market volatility and recently a dramatic decline in demand and prices within its customer base of small to medium-sized enterprises in southern China.

Prospects

Although the Group's underlying operational performance has overall held-up relatively well in the first half, the outlook for the remainder of the financial year is extremely difficult to gauge with any degree of precision at the present time.

Sales trends in October and November have displayed a marked weakening that are consistent with published macro-economic indicators showing the decline in economic activity spreading from North America to Europe and Asia. The global automotive sector, which accounts for approximately half of Group sales, is undergoing the sharpest contraction in demand in recent history with no clear signs yet as to how long the downturn will persist or what will be the ramifications for the industry's future structure. While Johnson Electric possesses an exceptionally strong competitive position in terms of the particular components and subsystems that it supplies to the automotive industry, we are anticipating and preparing for weaker sales and contribution to profit from the APG division for the second half and well into the following financial year.

The IPG division on the other hand has a much more diversified customer base and end-market dynamics. Although a severe global recession would inevitably have a negative impact, we are generally more optimistic concerning prospects for sales in this division.

A potential mitigating factor against the decline in profitability going forward is the sharp recent correction in commodity prices, especially copper and steel. Given the duration of existing contracts and forward positions for the supply of raw materials we would not expect to benefit significantly in the second half of the current financial year from this correction in prices. However, if current price trends persist then we would anticipate a positive impact as we move into 2009-10.

Recent sharp adjustments in foreign exchange rates, if they were to persist, would likely have a mixed impact on Johnson Electric's financial results. A weaker Euro will cause sales and profits to be lower when denominated in US dollars, but an easing in the rate of Renminbi appreciation would provide some relief to what has been a growing pressure on our cost base in mainland China.

Therefore during these quite unprecedented and fast-changing times management is focused on the basics: supporting our customers; carefully managing our cash; keeping our operations trim; and mitigating risk wherever possible. We are working with our customers, suppliers and staff to navigate through these difficult times while preserving our ability to rebound when the global economic climate returns to more normal conditions.

We will continue to invest in new products which combine the best of our motors, actuators, motion systems and other technologies to support and enhance our customers' businesses. Despite the current upheaval in the global economy and in several of our key markets, we remain confident that Johnson Electric is well placed to strengthen its market and competitive position over time.

Patrick Shui-Chung Wang
Chairman and Chief Executive
Hong Kong, 5th December 2008

SALES REVIEW

Total Group Sales for the six month period ended 30th September 2008 increased by US$35.9 million, or 3.3%, from US$1,094.2 million to US$1,130.1 million. The appreciation of the Euro and other currencies against the US dollar contributed US$65.5 million to the Group's sales compared to the prior period. Excluding this effect, Group sales declined by 2.7%.

Geographical Analysis

$m	1st Half 2008/9	%	1st Half 2007/8	%	Growth
Europe	516	46%	464	42%	11.2%
Asia	368	32%	345	32%	6.7%
Americas	246	22%	285	26%	-13.7%
Total	1,130	100%	1,094	100%	3.3%

We manage the Group's activities in two segments: Manufacturing and Trading. Group Sales can be analyzed as follows:

GROUP SALES ANALYSIS	1st Half 2008		1st Half 2007		Increase/ (decrease)	
US$ millions	Sales	%	Sales	%		%
Motors	406	36%	393	36%	13	3%
Body Climate	*44*	*4%*	*53*	*5%*	*(9)*	*-17%*
Body Instruments	*91*	*8%*	*83*	*8%*	*8*	*10%*
Powertrain Cooling	*218*	*19%*	*201*	*18%*	*17*	*8%*
Powertrain Management	*39*	*4%*	*34*	*3%*	*5*	*15%*
Chassis Braking	*14*	*1%*	*22*	*2%*	*(8)*	*-36%*
Motion and Actuation Systems	*177*	*16%*	*167*	*15%*	*10*	*6%*
AUTOMOTIVE PRODUCTS GROUP (APG)	**582**	**52%**	**559**	**51%**	**23**	**4%**
Motors	281	25%	275	25%	6	2%
Home Appliances	*108*	*10%*	*103*	*9%*	*5*	*5%*
Power Tools	*62*	*5%*	*77*	*7%*	*(15)*	*-20%*
Business & Lifestyle	*111*	*10%*	*95*	*9%*	*16*	*17%*
Motion and Actuation Systems	100	9%	97	9%	3	3%
INDUSTRY PRODUCTS GROUP (IPG)	**381**	**34%**	**372**	**34%**	**9**	**2%**
OTHER MANUFACTURING BUSINESSES	**119**	**11%**	**109**	**10%**	**10**	**9%**
MANUFACTURING SEGMENT	**1,083**	**96%**	**1,041**	**95%**	**42**	**4%**
TRADING SEGMENT	**47**	**4%**	**53**	**5%**	**(6)**	**-11%**
TOTAL SALES	**1,130**	**100%**	**1,094**	**100%**	**36**	**3%**

MANUFACTURING SEGMENT

The operations which are included in the Manufacturing Segment share many common features related to technology, manufacturing processes, supply chain management, brand and channel management, and business model structure. Taken together, these operations offer opportunities for synergy in many areas, including the ability to enhance revenues as well as to share common tasks and costs.

The Manufacturing segment is sub-divided into three divisions which focus on specific customer needs and technologies in defined markets: Automotive Products Group, Industry Products Group and Other Manufacturing Businesses.

In the commentary below, the references to currency effects relate to the impact on sales expressed in US$ when sales in other currencies are translated at different rates this year compared to the prior period (the six months ending 30th September 2007). However, the company also has costs denominated in currencies other than the US$, and the impact of these currency effects on the manufacturing cost base and on Selling, General and Administrative costs is referred to in the gross margin and SG&A sections of the Financial Results commentary on pages 17 to 18.

AUTOMOTIVE PRODUCTS GROUP ("APG")

APG sales in the period represented 52% of the total turnover of the Group and increased over the prior year by US$23.0 million, or 4%, from US$559.4 million to US$582.4 million. Of this increase, the appreciation of the Euro, Renminbi and other currencies against the US dollar contributed US$48.8 million. Excluding this effect, underlying sales declined by 5%.

Sales in Asia and South America have continued to grow due to successful initiatives which have increased our market share in these areas. In Europe, excluding currency effects, sales overall have been flat with growth from innovative products in some markets offsetting decline in others. However, in North America, sales have declined significantly as a result of the sharp downturn in the automotive market in that region.

Sales, reported geographically, are as follows:

$m	H1 2008/9	%	H1 2007/8	%	Growth
Europe	366	63%	334	60%	10%
Asia	91	16%	71	13%	28%
Americas	125	21%	154	27%	-19%
Total	582	100%	559	100%	4%

Motors

Motor sales increased by US$13.2 million, or 3%, from US$392.7 million to US$405.9 million. Of this increase, the appreciation of the Euro and other currencies against the US dollar contributed US$31.6 million. Excluding this effect, underlying sales declined by 5%.

There were dramatic developments in the North American automotive market and the first signs of softening in European markets. However, due to our broad product application offering and global coverage, our sales decline was less severe than that of the automotive industry as a whole. In addition, we successfully developed and introduced new products, continued to support those of our customers who sought to transfer their production to lower-cost regions, and successfully increased our penetration of the faster growing markets in Asia and South America. We have also increased our focus on growth markets and are in various stages of developing strategic partnerships with key local market leaders.

Sales of products for body climate applications, including motors for window lifts, power seat adjustment and power lift gates, declined by US$8.8 million, or 17%, from US$52.7 million to US$43.9 million despite the contribution of US$2.3 million from the appreciation of the Euro and other currencies against the US dollar. Excluding this currency effect, underlying sales declined by 21%. Sales in Asia demonstrated some growth, in particular in our window lift products. North American sales declined significantly as heavy trucks, which comprise a large portion of our sales, were the hardest hit by the downturn. In Europe we

were able to maintain our share in a market which is beginning to show signs of weakening. We are pursuing a strategy to address the markets' requirement for lighter products with equivalent power and we are pursuing growth in the developing BRIC markets.

Sales of products for body instrumentation applications, including motors for mirrors, headlamps, doorlocks, cinching latches and washer pumps, increased by US$8.5 million, or 10%, from US$82.8 million to US$91.3 million. Of this increase, the appreciation of the Euro and other currencies against the US dollar contributed US$5.2 million. Excluding this currency effect the underlying sales growth was 4%. Sales growth was due to growing demand in China, following the transplant of some of our customers' production to this region, and also to strong performance from our traditional door lock and washer pump products. Sales increases in Europe were the result of the favourable Euro exchange rate against the US dollar but, excluding this effect, sales modestly declined as they also did in the Americas due to weakening market conditions.

Sales of products for powertrain cooling applications, comprising mainly cooling fan modules and motors, increased by US$17.2 million, or 9%, from US$201.1 million to US$218.3 million. Of this increase, the appreciation of the Euro and other currencies against the US dollar contributed US$21.1 million. Excluding this currency effect, underlying sales declined by 2%. In Europe, the favourable Euro exchange rate against the US dollar helped offset a 12% decline in sales from end of life platforms and the phase out of uncompetitive products. In North America, sales declined 7% on weakening market conditions. Sales growth was stronger in South America and China. China sales increased by 29%, excluding gains from Renminbi appreciation, as a result of the ramp-up of production on recently won business.

Sales of products for powertrain management applications, including fuel and air pumps and engine air management systems, reversed last years declines and grew by US$5.0 million, or 15%, from US$33.5 million to US$38.5 million. The appreciation of the Euro and other currencies against the US dollar accounted for US$2.3 million of the increase. Excluding this currency effect, the underlying sales growth was 8%. Sales in the Americas and Europe grew by 9%, excluding the impact of the favourable Euro exchange rate against the US dollar. Growth came from the successful launch of new products such as motors for engine gas recirculation, which aim to address the increasing market focus on fuel efficiency and environmental concerns.

Sales of products for chassis braking applications, including products for braking systems and transfer case actuation, decreased by US$8.7 million, or 36%, from US$22.5 million to US$13.8 million despite the contribution of US$0.7 million from the appreciation of the Euro and other currencies against the US dollar. Excluding this currency effect, the underlying sales decline was 42%. In North America and Asia sales declined significantly as we are phasing out uncompetitive products. In Europe, sales grew with increases in brake systems. Globally, we are now focusing on a new generation of products in braking and transmission applications.

Motion and Actuation Systems

Sales of motion and actuation systems, including switches, sensors and solenoids, increased by US$9.8 million, or 6%, from US$166.7 million to US$176.5 million. Of this increase, the appreciation of the Euro and other currencies against the US dollar contributed US$17.2 million. Excluding this effect, the underlying sales declined by 4%.

The sales decline is primarily the result of the weaker North American market; primarily in SUVs. Despite emerging signs of market weakness in Europe, we generated 5% growth, excluding the benefit of currency appreciation. Our innovative product offerings, designed around consumer comfort and safety, drove an increase in market share. We continue to show solid growth in Asia where there is an emerging need for comfort elements in low cost automobiles; this is a fast growing segment in the region which is still in the early stages of development.

Sales of actuation systems increased by US$8.8 million, or 7%, from US$120.2 million to US$129.0 million. Of this increase, the appreciation of the Euro and other currencies against the US dollar contributed US$12.2 million. Excluding this effect, underlying sales declined by 3%. Strong market share gains in Europe, where sales grew 5% excluding currency appreciation, as well as sales in Asia, which from a small base grew by 65%, only partially compensated for the challenging market conditions in North America.

Sales of switches, sensors, and solenoids increased by US$1.0 million, or 2%, from US$46.5 million to US$47.5 million. Of this increase, the appreciation of the Euro and other currencies against the US dollar contributed US$5.1 million. Excluding this effect, the underlying sales declined by 9%. Sales in the Americas declined sharply due to weakness in the heavy truck segment. In Europe, after adjusting for the favourable Euro exchange rate against the US dollar, sales grew 4% despite the strategic decision to exit non-core product lines. Asia sales growth is strong and future market development looks promising as the region begins to demand the improved comfort and safety options that these products support.

INDUSTRY PRODUCTS GROUP ("IPG")

IPG sales in the period increased US$8.7 million, or 2.3%, from US$372.3 million to US$381.0 million. IPG sales in the period represented 33.7% of the total turnover for the Group. The appreciation of the Euro and other currencies against the US Dollar contributed US$ 9.0 million to the division's sales. Excluding this effect, underlying sales remained flat.

Sales, reported geographically, are as follows:

$m	H1 2008/9	%	H1 2007/8	%	Growth
Europe	106	28%	94	25%	13%
Asia	192	50%	183	49%	5%
Americas	83	22%	95	26%	-13%
Total	381	100%	372	100%	2%

Motors

Sales in the Business and Lifestyle, Home Appliances and Power Tools business units increased by US$5.2 million, or 1.9%, from US$275.6 million to US$280.8 million. The appreciation of the Euro and other currencies against the US dollar contributed US$1.1 million to the unit's sales. Excluding this effect, underlying sales increased by 1.4%.

Sales performance in Home Appliances business unit increased by US$4.5 million, or 4.3%, from US$103.2 million to US$107.7 million. The effect of exchange rates was not significant. Sales grew strongly in both Asia and Europe however this was offset by lower sales in North America, slightly down on the prior period due to the slowing economy. Applications in the Food & Beverage segment showed stronger growth in Europe and the Greater China region, however sales of dishwasher pumps and brush rolls were flat, impacted by the weakening of the US economy.

Sales in the Power Tools business unit decreased by US$15.4 million, or 19.8%, from US$77.5 million to US$62.1 million. The effect of exchange rates was not significant. The decline was primarily due to the weakening North American market where sales decreased by US$9.9 million, particularly in the power tool segment. Sales decreased by US$5.8 million in Asia. Starter motors remained at the same sales level as last year, achieving an increase in market share against the background of a shrinking market.

Sales in the Business and Lifestyle business unit, including products for business equipment, personal products, fitness, building automation and security, and audio-visual applications, increased by US$16.1

million, or 16.9%, from US$94.9 million to US$111.0 million. The effect of exchange rates was not significant. Sales grew by 15.2% in North America, by 4.2% in Europe and by 18.6% in Asia. Ink Jet printer application revenues grew by 17%; laser printer applications by 270%; gaming applications by 76% and Beauty product applications by 17%. This growth resulted from the focus on new products and programme launches, increased market demand, increased price and increased market share. The profitability of the Business unit has improved mainly due to restructuring of the manufacturing footprint resulting in lower cost.

Motion and Actuation Systems

Sales in the Actuator system business unit increased by US$3.6 million, or 6.8%, from US$52.8 million to US$56.4 million. The appreciation of the Euro and other currencies against the US dollar contributed US$3.7 million to the unit's sales. Excluding this currency effect, underlying sales were flat.

Sales have been strong in Europe, supported by a solid position in the heating ventilation and air conditioning (HVAC) application segment where the adoption of our stepper motor technology has been strong. A sub-system developed for this market has now successfully been launched. Sales in North America were lower than in the previous year, impacted by the economic downturn, but we have been able to maintain our market share and have achieved some price increases to compensate for higher raw material costs. Sales in Asia have been growing as a result of higher demand for printer applications.

Sales in the Switches, Sensors & Applications business unit, including products for home appliances, business machines, industrial equipment, building automation and security, as well as heating ventilation and air conditioning (HVAC) applications, remained flat. The appreciation of the Euro and other currencies against the US dollar contributed US$4.2 million to the unit's sales. Excluding this currency effect, underlying sales decreased by 9.6%. Sales in Asia are 8.0% behind last year as a result of the discontinuation of unprofitable business. Effective distribution management is critical to this business and efforts are continuing to expand indirect sales channels to secure growth. In addition, switches are becoming an integral part of the sub-systems and motion solutions that we offer to our customers.

OTHER MANUFACTURING BUSINESSES

The Group's other manufacturing businesses include Parlex Corporation, Saia-Burgess Controls, and China Autoparts, Inc.. Sales for the period were as follows:

$millions	H1 2008/9	H1 2007/8	Growth
Parlex	56	60	-7%
Saia Burgess Controls	41	33	24%
China Autoparts Inc.	22	16	38%
Total	119	109	9%

Parlex Corporation, a flexible printed circuit board and interconnect solutions provider, delivered sales of US$55.9 million, a decline of 7.6% compared to the prior period. Sales declined in the United States because of weaker demand in the home appliances market and they were virtually flat in Europe where increases in the communications and automotive segments were offset by declines in the medical segment.

As a result of the restructuring initiatives in North America and in China over the last 2 years, the price increases in some previously unprofitable segments, the exit of some unprofitable segments, the sharp focus on new product development and the improvements made in manufacturing efficiencies, Parlex is now generating positive operating cash flow.

Saia-Burgess Controls, a niche player in the programmable controls industry, primarily in Europe, delivered sales of US$41.0 million in the first half of this year, an increase of 24.2% over the prior period. The appreciation of the Euro and other currencies against the US dollar contributed US$5.4 million to the unit's sales. Excluding this currency effect, underlying sales increased by 9.5% over the prior period.

China Autoparts, Inc., a leading producer of high quality iron casting parts for the automotive sector in China, delivered sales of US$22.3 million, an increase of 37.5% over the prior period. The appreciation of the Chinese renminbi against the US dollar contributed US$2.0 million to these sales. Excluding this currency effect sales increased by 24.6% over the prior period. This growth reflects the growing automotive market in China.

TRADING SEGMENT

Johnson Electric Trading was established in 2004-2005 to build a sourcing network in China to supply global customers with a wide range of motor-related parts and components that are not currently manufactured within Johnson Electric, and to supply specialty metals for local Asian customers.

The business delivered sales of US$47.5 million, a decrease of US$5.6 million, or 10.5%, from the prior year. The business in precision parts and subsystems remained relatively steady but the specialty materials business has been negatively impacted by market volatility and the recent dramatic fall in commodity prices.

The Green Vision Group, a new operation within the Trading business which sources and supplies scrap materials, has suffered in the wake of recent significant shifts in the supply, demand and pricing of these materials. As the company expects these volatile conditions to continue and the risk profile of this operation to increase as a result, the company is now discontinuing the Green Vision Group operations. The sales of this operation have been excluded from Trading's sales and the financial results for this business have been disclosed separately in the income statement under Cessation of New Operations.

FINANCIAL RESULTS

Segmental Profit & Loss Accounts

US$m	*6 Months Ending 30th September 2008*				*6 Months Ending 30th September 2007*		
	Manufacturing	Trading	Cessation of new operations*	Total	Manufacturing	Trading	Total
Sales	1,083	47	-	1,130	1,041	53	1,094
Gross Profit	291	2	-	293	280	4	284
	27%	*4%*		*26%*	*27%*	*8%*	*26%*
Other Income & Gains	3	0	-	3	13		13
Selling and Administrative	(195)	(3)	-	(198)	(174)	(4)	(178)
Op. Profit before Restructuring	99	(1)	-	98	119	0	119
Restructuring	(2)	-	-	(2)	(3)	-	(3)
Cessation of New Operations	-	-	(28)	(28)	-	-	-
Operating Profit	97	(1)	(28)	68	116	0	116
	9%			*6%*	*11%*		*11%*
Finance Costs	(6)	(0)		(6)	(10)	-	(10)
Profit Before Income Tax	91	(1)	(28)	62	106	0	106
	8%			*5%*	*10%*		*10%*
Income Tax	(14)	(0)	-	(14)	(21)	(0)	(21)
Profit for the period	77	(1)	(28)	48	85		85
Minority Interest				(2)			(5)
Profit Attributable To Shareholders				46			80

**Green Vision Group*

Total Group Sales for the six months ended 30th September 2008 increased by US$36 million, 3.3%, from US$1,094 million to US$1,130 million, as described in the table on page 11 and in the commentary which follows on pages 11 to 16.

Gross Profit

Gross profit increased by US$9.0 million, 3.2%, from US$284.0 million to US$293.0 million. As a percentage of sales, gross margin was flat at 26%. During the period, gross profit improved by US$5.7 million as a result of changes in the relative value of currencies and by US$32.4 million because of operations initiatives, improved sales pricing and cost control programs. These improvements were largely offset by adverse external factors, noted below, which decreased gross profit by US$29.1 million.

Currency

The combined effects of the Euro and other European currencies as well as the renminbi and other Asia currencies amounted to a net benefit to gross profit of US$5.7 million, 0.5% of sales.

A significant proportion of the Group's sales and operations are conducted in Europe, in Euro and other European currencies. During the period, the translation of these currencies resulted in sales being favourably impacted by US$56.3 million and costs being increased on translation by US$38.8 million, resulting in a net favourable impact of US$ 17.5 million.

In Asia, the translation of the Chinese renminbi and other Asian currencies resulted in sales being favourably impacted by US$9.3 million and costs being increased on translation by US$21.1 million, resulting in a net unfavourable impact of US$11.8 million.

Other External Factors

Gross profit continued to be adversely impacted by ongoing pressures in a number of key ingredients of the cost structure including the costs of copper, steel, energy costs and PRC labour rates. Combined, this "headwind" reduced gross profit by a total of US$29.1 million in comparison to the prior period, equivalent to 2.6% of sales.

Operations

In our industrial and automotive businesses, increases in volume, changes in product and market mix, initiatives to improve production flows and efficiency, as well as other operational actions, combined to enhance margins. In addition, pricing actions continued to provide some relief from the adverse effect of rapidly increasing material costs. Together, these actions generated US$31.1 million of additional gross profit compared to the prior period, equivalent to 2.8% of sales.

In our Parlex business, gross profits, net of currency effects, were up by US$3.2 million compared to the prior period. The work that has been done to restructure the activities of this business is now yielding positive results, resulting in higher levels of profitability even at a smaller sales volume. This business is now well positioned for profitable growth.

In the Group's other manufacturing businesses, gross profits, net of currency effects, declined by US$0.7million as the Saia Burgess Controls and the China Autoparts businesses came under margin pressure, despite having higher volumes than in the prior period.

In the JE Trading business (and excluding the Green Vision Group), gross profit, net of currency effects, was down by US$2.6 million on the prior period. This was mainly due to lower volumes and margins in the business.

Other Income and Gains

Other income and gains decreased by US$9.8 million, from US$12.7 million to US$2.9 million. In the prior period there were gains on asset disposals which were one-off in nature and did not repeat this year.

Selling, General and Administrative Expenses ("SG&A")

SG&A expenses increased by US$19.8 million, or 11.1%, from US$178.2 million to US$198.0 million. As a percentage of sales, SG&A increased from 16.3% in the prior period to 17.5%.

SG&A expenses denominated in foreign currencies and translated at rates higher than in the prior period added US$6.9 million to costs. In addition, costs increased US$8.6 million to account for hedging transactions and the revaluation of monetary assets and liabilities. Excluding these effects, SG&A increased by 2.4% year on year, and would have been 16.2% of sales, comparable with the prior period.

Restructuring Costs

The Group's restructuring charges of US$2.1 million in the year related to continuing restructuring activities, primarily in Europe and the USA.

Cessation of New Operations

During the last financial year a new business to recycle and trade scrap metals was set up within the Trading Segment and this business, the Green Vision Group, started to increase its activity in the current year. The viability of this business has suffered in the wake of recent significant shifts in the supply, demand and pricing of these materials. As the company expects these turbulent conditions to continue and the risk profile of this operation to increase as a result, the company is now in the process of discontinuing the Green Vision Group operations. The accounts of the Green Vision Group operations have been prepared on a liquidation basis and, accordingly, the losses in the business, including asset impairment and exit costs, which amounted to US$27.5 million have been included separately in the results (see Note 16 to the accounts).

Operating Profit

Operating profit decreased by US$47.7 million, 41.2%, from US$115.9 million to US$68.2 million. Excluding the non-recurring impact of the Cessation of New Operations of US$27.5 million, operating profit decreased by US$20.2 million, or 17.4%, from the prior year.

The combined currency effects on Gross Margin and SG&A detailed above resulted in an unfavourable net impact of US$9.4 million on profit before tax, or 0.8% of sales.

Finance Costs, net

The net interest expense for the year decreased by US$3.3 million from US$9.8 million to US$6.5 million. This reduction resulted from lower overall net debt levels as well as the decline in interest rates.

Income Tax Expenses

The Income Tax expense decreased by US$6.7 million compared to the prior period, from US$21.0 million to US$14.3 million. The effective tax rate for the period was 23.1% compared to 19.8% for the prior period.

Excluding the loss on Cessation of New Operations, which cannot be offset for tax against other earnings, the effective tax rate was 16.0%. The reduction of the tax rate from prior year was due to a higher proportion of earnings in the current year being earned in lower tax jurisdictions. Additional benefits have arisen from reductions in tax rates in Italy and Hong Kong.

Profit after Tax

Profit after tax decreased by US$37.6 million from the prior period, 44.1%, from US$85.2 million to US$47.6 million. Excluding the non-recurring US$27.5 million impact of the Cessation of New Operations, profit after tax decreased by US$10.1 million, or 11.9%, over the prior period.

Minority Interest

The profit attributable to minority interests decreased by US$3.3 million from US$5.4 million to US$2.1 million, primarily because the gain on the disposal of assets in the prior period was not repeated.

Profit Attributable to Shareholders

The profit attributable to shareholders decreased by US$34.3 million from the prior year, 43.0%, from US$79.8 million to US$45.5 million. Earnings per share decreased from 2.17US cents per share to 1.24 US cents per share. Excluding the non-recurring US$27.5 million impact of the Cessation of New Operations the profit attributable to shareholders would have amounted to US$ 73.0 million, a reduction of 8.5% from the prior period, and the earnings per share would have been 1.99 US cents per share.

NET INCOME RECOGNIZED DIRECTLY IN EQUITY

The Consolidated Statement of Recognized Income and Expense provides details of the income and expenses that were recognized directly in equity and reserves (not through the Profit & Loss Account). In the current period, expenses exceeded income by US$47.5 million while in the prior period the opposite occurred and income exceeded expenses by US$36.3 million. This resulted in a total change when comparing the two periods of US$83.8 million. Of this swing, US$74.5 million resulted from currency effects on the translation of net assets of foreign subsidiaries becoming expenses in the current period compared to being income in the prior period.

ANALYSIS OF CASH FLOWS

Simplified Cash Flow
US$millions

	H1 2008/9	H1 2007/8	Change
Operating profit before cessation of new operations	95.7	115.9	(20.2)
Cessation of new operations	(27.5)	-	(27.5)
Profit Before Interest and Tax*	***68.2***	***115.9***	***(47.7)***
Interest and tax paid for new business	0.6	-	0.6
Depreciation and Amortization	46.5	44.6	1.9
EBITDA	***115.3***	***160.5***	***(45.2)***
Other Non Cash Items in Profit Before Tax	(2.0)	(11.3)	9.3
Working Capital Change	(19.0)	(8.9)	(10.1)
Cash from Operating Activities	***94.3***	***140.3***	***(46.0)***
Capital Expenditure	(36.8)	(33.7)	(3.1)
Proceeds from sale of assets and investments	3.9	15.4	(11.5)
Operating Cash Flow less Operating Investment Activities	***61.4***	***122.0***	***(60.6)***
Net Interest Paid	(4.2)	(8.5)	4.3
Tax	(13.7)	(4.2)	(9.5)
Dividend Paid	(46.2)	(40.0)	(6.2)
Treasury Shares and Liquid Securities, and dividend received (net)	1.0	(1.4)	2.4
Net Cash Flow	(1.7)	67.9	(69.6)
Use of cash			
Used to repay debt	**4.1**	**25.5**	**(21.4)**
Net (decrease)/ increase in Cash and Cash Equivalents	**(4.5)**	**43.4**	**(47.9)**
Net decrease in Short Term Investment & Time Deposit	(1.3)	(1.0)	(0.3)
	(1.7)	67.9	(69.6)
Reconciliation to Net Debt			
Exchange (losses)/gains on net debt	(3.4)	1.8	(5.2)
Net Movement in Cash, Overdrafts and Borrowings (Net Debt)	(5.1)	69.7	(74.8)

* *Operating Profit per accounts*

Currency note: in the Profit and Loss account commentary above, currency impacts have been calculated by comparing exchange rates used to determine income and expense in the six months ending 30th September 2008 with the exchange rates used to determine income and expense in the six months ending 30th September 2007. In the Balance Sheet commentary below, currency impacts have been calculated by comparing exchange rates used to translate the Balance Sheet as at 30th September 2008 with exchange rates used to translate the Balance Sheet as at 31st March 2008.

The Group continued to generate positive cash flow from its operations. During the year, cash generated from operating activities (before capital expenditure and before proceeds from the sale of fixed assets), as shown above, decreased by US$46.0 million from US$140.3 million to US$94.3 million, a decrease of 33%.

This cash flow was impacted by the decrease of US$47.7 million in Profit before Interest and Tax compared to the prior period and by the increase in working capital of $19.0 million in this current period. In addition, the positive cash flows from sale of assets in the current period was not as significant as the prior period and this resulted in decreased cash flow of US$11.5 million.

Overall, working capital and provisions increased by US$0.7 million, from US$350.0 million to US$350.7 million.

$ millions	March 2008	Currency translation	Acquisitions	Pension, Hedging & Interest Payable	Increase/(decrease) in Operating Working Capital	Sept 2008
Stocks and other work in progress	**269.9**	(5.7)	1.0		28.8	**294.0**
Trade and other receivables	**505.6**	(18.8)	0.7		(18.1)	**469.4**
Trade and other payables	**(352.3)**	9.5	(1.3)	0.1	4.5	**(339.5)**
Provisions and other liabilities*	**(73.2)**	4.2	-	(8.0)	3.8	**(73.2)**
Total Working Capital per Balance Sheet	**350.0**	(10.8)	0.4	(7.9)	19.0	**350.7**

**Current and non current*

Stocks and work in progress increased by US$24.1 million, from US$269.9 million to US$294.0 million. Currency translation changes resulted in a decrease in stock of US$5.7 million. Excluding these effects as well as the US$1.0 million increase in stock and work in progress resulting from the acquisition of Fully Motor Co. Limited and Fu Wang Electric Manufacturing Company Limited, stocks and work in progress increased by US$28.8 million. This is mainly due to seasonal growth in inventory levels. After adjusting for the currency effects, inventory turns (the ratio of cost of goods sold to stock) decreased from 5.3 at end of September 2007 to 4.9 at the end of September 2008. Inventory is expected to reduce by the end of the year as actions are taken to align stock levels with changes in demand.

Trade and other receivables decreased by US$36.2 million, from US$505.6 million to US$469.4 million. Of this decrease, US$18.8 million was due to currency translation changes. Excluding the currency effect as well as the US$0.7 million increase in receivables resulting from the acquisition of Fully Motor Co. Limited and Fu Wang Electric Manufacturing Company Limited, trade and other receivables decreased by US$18.1 million. Trade receivables, net of bad debt provision, amounted to US$385.7 million at 30th September, of which 94% was current or aged less than 30 days past due, and only 2% was aged over 90 days past due. Days Sales Outstanding (calculated using gross debtors) for the Group increased from 66 days to 70 days. The Group is now increasing its efforts to limit credit risk, reduce overdue payments and manage credit terms on sales to reduce trade debtors by the year end.

The trade and other payables decreased by US$12.8 million, from US$352.3 million to US$339.5 million. US$9.5 million of this decrease was due to currency translation changes. Excluding the currency effect as well as a US$0.1 million reduction in interest payable and the US$1.3 million increase in payables resulting from the acquisition of Fully Motor Co. Limited and Fu Wang Electric Manufacturing Company Limited, trade and other payables decreased by US$4.5 million. Trade creditor days increased from 65 to 66 in the period.

Long-term and short-term provisions remained at the same level as the year end at US$73.2 million. Currency translation changes resulted in a decrease in provisions of US$4.2 million, pension and hedging reserves increased by US$8.0 million, and other provisions reduced by US$3.8 million.

Capital Expenditure (and proceeds from sale of assets and investments)

Capital Expenditure increased by US$3.1 million in the period, from US$33.7 million to US$36.8 million. This reflects the ongoing replacement or upgrade of machinery and equipment as well as investment in equipment and processes to increase output and improve production flow. We expect the underlying recurring rate of capital expenditure to moderate in the near-term.

Proceeds from the sale of assets and investments were US$3.9 million, US$11.5 million lower than last year when non-recurring asset disposals increased the cash flow in that period.

Interest and Tax

Interest paid less interest received was US$4.2 million, a reduction from the prior period of US$4.3 million. This results mainly from the increase in net cash balances over the year and the reduction in interest rates on debt.

Taxes paid, net of refunds, amounted to US$13.7 million, US$9.5 million higher than last year. In the prior period, tax refunds were received which related to businesses in Germany and Switzerland.

Dividends

The Final Dividend of US$46.2 million for the fiscal year 2007-2008 was paid in the period, an increase of US$6.2 million on the dividend paid in the prior period.

Net Movement in Cash and Borrowings

The Group's debt to equity ratio (calculated on the total borrowings net of cash, to total equity) was 28%, up from 26% at 31st March 2008.

Net borrowings (total long and short term borrowings net of cash) increased overall by US$5.1 million in the period, from US$296.5 million to US$301.6 million.

FINANCIAL MANAGEMENT AND TREASURY POLICY

The management of financial risk in the Group is the responsibility of the Group's treasury function at the corporate centre based in Hong Kong. Policies are established by senior management.

Liquidity

For day-to-day liquidity management and to maintain flexibility in funding, the Group also has access to significant unutilized and uncommitted short-term borrowing facilities provided by its principal relationship banks, which exceed US$270.0 million.

Foreign Currency

The Group operates globally and is thus exposed to foreign exchange risk.

For APG and IPG the major sales generating currencies continue to be the US dollar, the Euro and the Chinese renminbi. For the period to 30th September 2008, 45% of the sales (53% in the prior period) of these business units were in US dollars, 39% in Euros (37% in the prior period), 7% in Chinese renminbi and the rest in other currencies including Japanese yen. The major currencies used for purchases of materials and services are the US dollar, the Euro, the Hong Kong dollar and the Chinese renminbi. Aside from the US dollar and the Hong Kong dollar (which is pegged to the US dollar), material open foreign exchange exposures in Euro are hedged with currency contracts, including forward and options contracts, with a view to reducing the net exposure to currency fluctuations.

Other financial assets / liabilities

The Company enters into forward contracts to mitigate its exposure to the risks of volatile exchange rates and commodity prices. These mainly take the form of forward contracts where we lock into a forward currency rate or commodity price. In addition, a cross currency interest rate swap was entered into in 2006

where a portion of US dollar borrowings were swapped into Swiss francs to match non current assets denominated in Swiss francs.

When marked to market, the asset or liability value of these instruments can be summarized as follows (see Note 8 to the Accounts):

$million	30th Sept 2008			31st March 2008		
	Asset	Liability	Net	Asset	Liability	Net
Currency	5.2	(1.5)	3.7	1.9	(25.0)	(23.1)
Commodity	0.4	(11.2)	(10.8)	13.2	-	13.2
Current	5.6	(12.7)	(7.1)	15.1	(25.0)	(9.9)
Non current	-	(49.9)	(49.9)	-	(84.6)	(84.6)
Total	5.6	(62.6)	(57.0)	15.1	(109.6)	(94.5)

Other financial assets / liabilities classified as current were a net liability of US$7.1 million as at 30th September 2008 compared to a net liability of US$9.9 million at 31st March 2008.

Currency forward contracts were classified as a net asset of US$3.7 million at the end of September compared to a net liability of US$23.1 million at the end of March. This is due to the strengthening of the US dollar against the Euro.

Commodity hedging contracts for copper were classified as a net liability of US$10.8 million at the end of September, compared to a net asset of US$13.2 million at the end of March. This reflects the falling price of copper over the period.

Other financial liabilities classified as non current comprised the cross currency interest rate swap between US dollars and Swiss francs. Due to the weakening of the Swiss franc against the US dollar this liability has reduced by US$34.7 million from US$84.6 million to US$49.9 million.

INVESTING IN PEOPLE

Johnson Electric (JE) is a diverse and multi-national business. As a global corporation our challenge is to develop our existing staff, provide positions of increasing responsibility to employees around the world without regard to race, creed or culture and to attract and retain individuals at all levels in the organization who will dedicate their intelligence and loyalty to improving the performance of the business. To do this we have a number of programmes that assist managers in identifying and developing the capabilities of their subordinates.

Johnson Electric develops bench strength and enhances management continuity by identifying and developing potential successors for all key roles. Performance management is actively supported and practiced throughout the Company and competency standards are established and results are measured.

The company believes that excellent business acumen among its senior staff and managers globally is a precondition of success, and steps have been taken to focus on this attribute and evaluate individuals against well established data base norms.

Johnson Electric is also committed to continuous learning and growth via on the job training as well as outside courses. Various programmes are designed to develop people and their skills. Among the many programmes provided, the "Core Management Program" is particularly noteworthy. To promote personal development within the company, scholarships are awarded annually to staff with aspirations to pursue higher degree programmes which can lead to master and doctorial degrees.

CORPORATE GOVERNANCE

Johnson Electric is committed to achieving high standards of corporate governance that properly protect and promote the interests of its shareholders and devotes considerable effort to identifying and formalising best practices of corporate governance.

During the six months ended 30th September 2008, the Company continued to abide by the corporate governance practices set out in the Corporate Governance Report in the Company's Annual Report 2008.

Code on Corporate Governance Practices

During the six months ended 30th September 2008, the Company had complied with the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), except for the following deviations:

Code Provision A.2.1

Code A.2.1 provides, inter alia, that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual.

Neither the Company's Bye-Laws nor The Johnson Electric Holdings Limited Company Act, 1988 (a private act of Bermuda) contains any requirement as to the separation of these roles.

Dr. Patrick Shui-Chung Wang is the Chairman and Chief Executive of the Company. The Board is of the opinion that it is appropriate and in the best interests of the Company at its present stage of development that Dr. Wang should hold both these offices. The Board believes that it is able effectively to monitor and assess management in a manner that properly protects and promotes the interests of shareholders.

Code Provision A.4.1 and A.4.2

Code A.4.1 provides, inter alia, that non-executive directors should be appointed for a specific term, subject to re-election.

Code A.4.2 also provides that every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

The independent non-executive directors were appointed for a specific term while the non-executive directors do not have a specific term of appointment. However, under Section 3(e) of The Johnson Electric Holdings Limited Company Act, 1988 and the Company's Bye-Law 109(A), one-third of the directors who have served longest on the Board must retire thus becoming eligible for re-election at each Annual General Meeting. Accordingly, no director has a term of appointment longer than three years. Bye-Law 109(A) states that the executive chairman is not subject to retirement by rotation and shall not be counted in determining the number of directors to retire.

In the opinion of the Board, it is important for the stability and beneficial to the growth of the Company that there is, and is seen to be, continuity of leadership in the role of the Chairman of the Company and, in consequence, the Board is of the view that the Chairman should not be subject to retirement by rotation or hold office for a limited term at the present time.

Model Code for Securities Transactions

The Group has adopted procedures governing directors' securities transactions in compliance with the Model Code as set out in Appendix 10 of the Listing Rules. Specific confirmation has been obtained from all directors to confirm compliance with the Model Code throughout the six months ended 30th September 2008. No incident of non-compliance was noted by the Company to date in 2008/09.

Employees who are likely to be in possession of unpublished price-sensitive information of the Group are also subject to compliance with guidelines on no less exacting terms than the Model Code.

REVIEW OF INTERIM RESULTS

The Company's interim report for the six months ended 30th September 2008 has been reviewed by the Audit Committee and the auditors of the Company, PricewaterhouseCoopers.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company has not redeemed any of its shares during the period. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the period except in connection with the share purchase for the Long-Term Incentive Share Scheme for eligible employees.

PUBLICATION OF RESULTS ANNOUNCEMENT AND INTERIM REPORT

This interim results announcement is published on the websites of the Company *(www.johnsonelectric.com)* and the Stock Exchange *(www.hkex.com.hk)*. The Company's Interim Report 2008 will be despatched to the shareholders and available on the same websites on or about 22nd December 2008.

BOARD OF DIRECTORS

As at the date of this announcement, the board of directors of the Company comprises Patrick Shui-Chung Wang, Winnie Wing-Yee Wang, Richard Li-Chung Wang, being the Executive Directors, and Yik-Chun Koo Wang, Peter Kin-Chung Wang, being the Non-Executive Directors, and Peter Stuart Allenby Edwards, Patrick Blackwell Paul, Michael John Enright, Laura May-Lung Cha and Oscar de Paula Bernardes Neto, being the Independent Non-Executive Directors.

On behalf of the board of directors
Patrick Shui-Chung Wang
Chairman and Chief Executive

Hong Kong, 5th December 2008

Website: www.johnsonelectric.com


JOHNSON
ELECTRIC

Johnson Electric Holdings Limited

(Incorporated in Bermuda with limited liability)
(Stock code: 179)

UNUSUAL PRICE AND VOLUME MOVEMENTS

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

The directors (the "**Directors**") of Johnson Electric Holdings Limited (the "**Company**") have noted increases in the price and trading volume of the shares of the Company on 2nd January 2009 and wish to state that the Directors are not aware of any reasons for such movements.

The Directors also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**"), neither is the Board of Directors (the "**Board**") aware of any matter discloseable under the general obligation imposed by rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

This statement is made by the order of the Board, the Directors of which individually and jointly accept responsibility for the accuracy of this statement.

As at the date of this announcement, the Board comprises Patrick Shui-Chung Wang, Winnie Wing-Yee Wang, Richard Li-Chung Wang, being the Executive Directors, and Yik-Chun Koo Wang, Peter Kin-Chung Wang, being the Non-executive Directors, and Peter Stuart Allenby Edwards, Patrick Blackwell Paul, Michael John Enright, Laura May-Lung Cha, Oscar de Paula Bernardes Neto, being the Independent Non-executive Directors.

By Order of the Board
Johnson Electric Holdings Limited
Susan Chee-Lan Yip
Company Secretary

2nd January 2009

Website: www.johnsonelectric.com

JOHNSON ELECTRIC

innovating motion

Johnson Electric Holdings Limited

(Incorporated in Bermuda with limited liability)
(Stock Code: 179)

PROXY FORM

I/We [1] ______________________ of ______________________
being the registered holder(s) of [2] ______________________ shares of HK$0.0125 each in the capital of the Company, hereby appoint[3] the Chairman of the Meeting or [3] ______________________
of ______________________ as my/our proxy to vote and act for me/us at the Annual General Meeting of the Company to be held on Thursday, 24th July 2008 at 11:30 am and at any adjournment thereof for or against the Resolutions as indicated below:

	Resolutions	For [4]	Against [4]
1.	To adopt the Audited Consolidated Accounts and Reports of the Directors and of the Auditor for the year ended 31st March 2008		
2.	To declare the final dividend		
3.	To re-elect the following directors:		
	(a) Yik-Chun Koo Wang		
	(b) Peter Stuart Allenby Edwards		
	(c) Patrick Blackwell Paul		
	(d) Michael John Enright		
4.	To confirm the fees of Directors		
5.	To re-appoint Messrs. PricewaterhouseCoopers as Auditor of the Company at a fee to be agreed with the Directors		
6.	To fix the number of Directors		
7.	To give a general mandate to the Directors to issue, allot and dispose of additional shares of the Company		
8.	To give a general mandate to the Directors to repurchase shares of the Company		
9.	To extend the general mandate granted to the Directors to issue additional shares repurchased by the Company pursuant to Resolution No.8		

Dated this ______________ day of ______________ 2008

Signed ______________________________

Notes

1. *Full name(s) and address(es) to be inserted in BLOCK CAPITALS.*
2. *Please insert the number of shares of HK$0.0125 each registered in your name(s). If no number is inserted, this proxy form will be deemed to relate to all the shares in the capital of the Company registered in your name(s).*
3. *If any proxy other than the Chairman of the Meeting is preferred, strike out the words 'the Chairman of the Meeting' and insert the name and address of the proxy desired in the space provided.* ***ANY ALTERATION MADE TO THIS PROXY FORM MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.***
4. ***IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, INSERT AN 'X' IN THE BOX MARKED 'FOR', IF YOU WISH TO VOTE AGAINST THE RESOLUTION, INSERT AN 'X' IN THE BOX MARKED 'AGAINST'.*** *If no direction is given, the proxy will vote or abstain as he thinks fit.*
5. *This proxy form must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney duly authorised.*
6. *To be valid, this proxy form together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company's Hong Kong Head Office, 12 Science Park East Avenue, 6/F, Hong Kong Science Park, Shatin, N.T., Hong Kong not less than 48 hours before the time appointed for holding the Meeting or adjourned Meeting.*
7. *In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holder(s); and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.*
8. *The proxy need not be a member of the Company but must attend the Meeting in person to represent you.*
9. *Completion and return of this form will not preclude you from attending and voting at the Meeting should you so wish.*

JOHNSON ELECTRIC

德昌電機控股有限公司

用心・新去動

(在百慕達註冊成立之有限公司)
(股份代號:179)

代表委任表格

本人/吾等(註一) ________________________，住 ________________________

為上述公司股本中每股面值港幣0.0125元股份 ________________ 股(註二)之註冊持有人，茲委任(註三)

大會主席或(註三) ________________________

住 ________________________

代表本人/吾等出席二零零八年七月二十四日星期四上午十一時三十分舉行之股東週年大會或其一切續會，依照下列指示投票贊成或反對各項決議案。

	決議案	贊成(註四)	反對(註四)
一	通過截至二零零八年三月三十一日止年度經審核綜合賬項及董事會與核數師報告		
二	宣佈派發末期股息		
三	重選下列董事:		
	(甲)汪穎亦珍		
	(乙)Peter Stuart Allenby Edwards		
	(丙)Patrick Blackwell Paul		
	(丁)Michael John Enright		
四	釐定董事袍金		
五	重聘羅兵咸永道會計師事務所為本公司核數師，並通過董事會與其釐定之酬金		
六	訂定董事人數		
七	授權董事會發行、配發及處理本公司外加股份		
八	授權董事會購回本公司股份		
九	擴大授權董事會發行根據第八項決議案所購回之外加股份		

日期:二零零八年 ________ 月 ________ 日

簽署: ________________________

附註

一、*請用正楷填上全名及地址。*

二、*請將　閣下名下登記每股面值港幣0.0125元之股份數目填上;如　閣下未有填上股份數目,則本代表委任表格將被視為　閣下名下登記之所有本公司股本中之股份。*

三、*如要委派大會主席以外之人士為代表,請將「大會主席」字樣劃去,並在空欄填上　閣下擬委派代表之姓名及地址。* ***代表委任表格之每項更正,均須由簽署人簡簽示可。***

四、***注意:　閣下如贊成決議案,請在「贊成」下空格內加上「X」,如反對決議案,則請在「反對」下空格內加上「X」。*** *如無任何指示,受委代表可酌情自行投票或棄權。*

五、*本代表委任表格必須由　閣下或　閣下之正式書面授權人簽署,如股東為一有限公司,則本代表委任表格必須另行蓋上公司印鑑,或經由公司負責人或正式書面授權人簽署。*

六、*本代表委任表格連同簽署人之授權書或其他授權文件(如有)或經由公證人簽署證明之副本必須最遲於會議或續會召開前四十八小時送達本公司的香港辦事處香港新界沙田科學園科技大道東12號6樓,方為有效。*

七、*聯名股東方面,如排名首位之股東已投票,不論其為親自或委派代表投票,則其他聯名股東概不得投票。排名先後乃根據股東名冊內聯名持有人之排名次序而定。*

八、*受委代表不必為本公司股東,但須親自出席大會以代表　閣下。*

九、*填交本代表委任表格後,　閣下仍可出席投票。*

Johnson Electric Holdings Limited

(Stock Code: 179)


JOHNSON
ELECTRIC

innovating motion

Interim Report

2008

CONTENTS

CORPORATE AND SHAREHOLDER INFORMATION

Johnson Electric Holdings Limited

(Incorporated in Bermuda with limited liability)

CORPORATE INFORMATION

Board of Directors

* Yik-Chun Koo Wang
  Honorary Chairman
  Patrick Shui-Chung Wang *JP*
  Chairman and Chief Executive
  Winnie Wing-Yee Wang
  Vice-Chairman
  Richard Li-Chung Wang
  Executive Director
Peter Stuart Allenby Edwards
Patrick Blackwell Paul
Michael John Enright
Laura May-Lung Cha *SBS, JP*
* Peter Kin-Chung Wang
# Oscar de Paula Bernardes Neto

* *Non-Executive Director*
# *Independent Non-Executive Director*

Company Secretary

Susan Chee-Lan Yip

Registered Office

Canon's Court
22 Victoria Street
Hamilton HM 12
Bermuda

Hong Kong Head Office

12 Science Park East Avenue, 6/F
Hong Kong Science Park
Shatin, New Territories
Hong Kong
Tel : (852) 2663 6688
Fax : (852) 2897 2054
Website : www.johnsonelectric.com

Auditor

PricewaterhouseCoopers

Registrar and Transfer Offices

Principal:
The Bank of Bermuda Limited
Bank of Bermuda Building
6 Front Street, Hamilton HM 11
Bermuda

Hong Kong Branch:
Computershare Hong Kong Investor Services Limited
Shops 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East, Wan Chai
Hong Kong

American Depositary Receipt (ADR)

Ratio : 1 ADR : 10 Ordinary Shares
Exchange: OTC
Symbol : JELCY
CUSIP : 479087207

Depositary

JPMorgan Chase Bank
JPMorgan Service Center
P.O. Box 43013
Providence, RI 02940-3013
U.S.A.
Tel : Domestic Toll Free:
(800) 990-1135
International:
(781) 575-4328
Fax : (781) 575-4088
Email : adr@jpmorgan.com

Principal Bankers

The Hongkong and Shanghai Banking Corporation Limited
Citibank, N.A.
Standard Chartered Bank

LISTING INFORMATION

Share Listing

The Company's shares are listed on The Stock Exchange of Hong Kong Limited and are traded over the counter in the United States in the form of American Depositary Receipt.

Stock Code

The Stock Exchange of Hong Kong Limited: 179
Bloomberg : 179 : HK
Reuters : 0179.HK

Johnson Electric Holdings Limited

(Incorporated in Bermuda with limited liability)

INTERIM REPORT
FOR THE SIX MONTHS ENDED 30TH SEPTEMBER 2008

HIGHLIGHTS

- Turnover up 3% to US$1,130 million
- EBITDA down 28% to US$115 million
- Operating profit before non-recurring costs for cessation of new operations down 17% to US$96 million
- Net profit attributable to shareholders down 43% to US$46 million
- Net gearing (net debt to shareholders' funds) 28%

CHAIRMAN'S STATEMENT

OVERVIEW OF FINANCIAL RESULTS

In the six month period ended 30th September 2008, the major operating businesses of Johnson Electric performed soundly in what has become an extremely challenging macro-economic environment for global manufacturing companies.

Group sales for the first half of the financial year totaled US$1,130 million, an increase of 3% over the comparable period last year, while profit attributable to shareholders decreased by 43% to US$46 million. This profit figure is after taking into account non-recurring losses and exit costs of US$28 million related to the company's decision to discontinue the recently-established Green Vision Group's scrap metal trading and recycling business.

Important factors affecting sales during the period included weaker end-user demand in the North American automotive and power tools markets, and the strength of the Euro and other currencies against the US dollar. Excluding the effect of currency changes, Group sales declined by almost 3%.

On the cost side, the results for the first-half were negatively affected by higher steel and copper prices, and the increased cost of manufacturing in China due to higher direct labour rates and the appreciation of the Renminbi. However, overall gross margins were maintained at the same level as in the prior year period as a result of management's actions to focus on higher margin products, selectively increase prices, improve productivity, and achieve higher contributions from previously underperforming business units. As a consequence, the Group's gross profit increased by US$9 million or 3% to US$293 million.

Sales, general and administrative ("SG&A") overheads increased by US$20 million largely as a result of the translation effect of costs denominated in foreign currencies and foreign currency hedging costs. Excluding these effects, SG&A as a percentage of sales was maintained at the same level as the prior year period. The higher SG&A costs and lower gains from other income (including one-time gains from asset disposals in the prior period) resulted in first-half operating profits of US$98 million before restructuring and cessation of new operations compared to US$119 million for the comparable period last year.

Exceptional turbulence in the trading and marketing of scrap metals in China had a significant negative impact on Green Vision Group, a separate operation within the Johnson Electric Trading business. As noted earlier, in view of the expected continued volatility and unpredictable economics of this market for the foreseeable future, the decision was taken to discontinue this new business unit resulting in non-recurring losses, including asset impairment and exit costs, of US$28 million. Combined with other business restructuring charges of US$2 million, this reduced the Group's operating profit by 41% to US$68 million.

After taking into account lower financing, income tax and minority interest charges, the consolidated profit attributable to shareholders for the first half of the financial year decreased by US$34 million to US$46 million or 1.24 US cents per share.

The overall financial condition of the Johnson Electric Group continues to remain sound with consistent positive operating cash flows and prudent gearing levels. Including the Group's cash reserves of US$259 million, the net debt to equity ratio as at 30th September 2008 stood at 28%.

INTERIM DIVIDEND

In light of the turbulence in the markets we serve and the difficulty in predicting the economic conditions which will prevail in the future, we believe that our shareholders will be better served by conserving cash within the business during this difficult period. Accordingly the Directors have determined that no interim dividend will be declared (2007: 0.58 US cents per share).

DIVERSIFIED AND STRONG MARKET POSITIONS DESPITE DEPRESSED ECONOMIC ENVIRONMENT

Johnson Electric benefits from a diversified global customer base and the Group's performance in its major geographic markets in the first half was relatively consistent with that of reported macro-economic conditions and trends.

Sales to Europe, which represented 46% of total Group sales in the first half, increased by 11% compared to the prior year reflecting the relative strength of the Euro as well as market share gains and end-user demand that remained generally positive during the period. In Asia, representing one third of Group sales, several business units achieved increased market penetration especially in mainland China which together with the strengthening Renminbi resulted in regional sales increasing by 7%. The situation in the Americas, which contributed 22% of total sales in the first half, was markedly different however. In North America, severe recessions are occurring in the housing and automotive sectors and inevitably this has resulted in reduced demand for Johnson Electric's products for automotive, power tools and home appliance applications. Although our South American sales continue to grow from a small base, overall sales to the Americas consequently declined by US$39 million or 14%.

The two main operating divisions – Automotive Products Group (APG) and Industry Products Group (IPG) – are making progress in leveraging the expanded technology capabilities of the Group to design and bring to market new motion subsystems and actuator products. This strategy has multiple benefits: it strengthens and differentiates Johnson Electric's position with existing customers; it opens doors to new customer opportunities; and it enables the Groups to increase prices based on added value.

At the opposite end of the technology spectrum, the Group's no-frills "V Motor" operating unit is developing into an effective and profitable competitive response within those micromotor segments in IPG's sphere of business where the barriers to entry are lower and price pressures greater.

The Group's other smaller business units have in most cases delivered satisfactory results in testing conditions. Parlex, a specialist manufacturer of flexible printed circuits, is now on an encouraging trajectory following a series of major restructuring initiatives to improve its manufacturing footprint and operational effectiveness. Saia-Burgess Controls achieved good sales growth in the first-half and is rolling-out a range of web-based panels and human machine interface products that have been especially well received by its continental European customer base. In mainland China, the engine block castings business of China Autoparts, Inc. has also grown sales significantly, though dramatically higher raw material costs have reduced its margins in percentage terms.

The main exception to the progress of these other Group businesses has been Johnson Electric Trading. In addition to the losses and discontinuation costs of the Green Vision scrap metal trading and recycling venture, the specialty materials business has also experienced difficult operating conditions as a result of high market volatility and recently a dramatic decline in demand and prices within its customer base of small to medium-sized enterprises in southern China.

PROSPECTS

Although the Group's underlying operational performance has overall held-up relatively well in the first half, the outlook for the remainder of the financial year is extremely difficult to gauge with any degree of precision at the present time.

Sales trends in October and November have displayed a marked weakening that are consistent with published macro-economic indicators showing the decline in economic activity spreading from North America to Europe and Asia. The global automotive sector, which accounts for approximately half of Group sales, is undergoing the sharpest contraction in demand in recent history with no clear signs yet as to how long the downturn will persist or what will be the ramifications for the industry's future structure. While Johnson Electric possesses an exceptionally strong competitive position in terms of the particular components and subsystems that it supplies to the automotive industry, we are anticipating and preparing for weaker sales and contribution to profit from the APG division for the second half and well into the following financial year.

The IPG division on the other hand has a much more diversified customer base and end-market dynamics. Although a severe global recession would inevitably have a negative impact, we are generally more optimistic concerning prospects for sales in this division.

A potential mitigating factor against the decline in profitability going forward is the sharp recent correction in commodity prices, especially copper and steel. Given the duration of existing contracts and forward positions for the supply of raw materials we would not expect to benefit significantly in the second half of the current financial year from this correction in prices. However, if current price trends persist then we would anticipate a positive impact as we move into 2009/10.

Recent sharp adjustments in foreign exchange rates, if they were to persist, would likely have a mixed impact on Johnson Electric's financial results. A weaker Euro will cause sales and profits to be lower when denominated in US dollars, but an easing in the rate of Renminbi appreciation would provide some relief to what has been a growing pressure on our cost base in mainland China.

Therefore during these quite unprecedented and fast-changing times management is focused on the basics: supporting our customers; carefully managing our cash; keeping our operations trim; and mitigating risk wherever possible. We are working with our customers, suppliers and staff to navigate through these difficult times while preserving our ability to rebound when the global economic climate returns to more normal conditions.

We will continue to invest in new products which combine the best of our motors, actuators, motion systems and other technologies to support and enhance our customers' businesses. Despite the current upheaval in the global economy and in several of our key markets, we remain confident that Johnson Electric is well placed to strengthen its market and competitive position over time.

Patrick Shui-Chung Wang
Chairman and Chief Executive

Hong Kong, 5th December 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

SALES REVIEW

Total Group Sales for the six month period ended 30th September 2008 increased by US$35.9 million, or 3.3%, from US$1,094.2 million to US$1,130.1 million. The appreciation of the Euro and other currencies against the US dollar contributed US$65.5 million to the Group's sales compared to the prior period. Excluding this effect, Group sales declined by 2.7%.

Geographical Analysis

	1st Half 2008/9		1st Half 2007/8		
US$ millions	Sales	%	Sales	%	Growth
Europe	516	46%	464	42%	11.2%
Asia	368	32%	345	32%	6.7%
Americas	246	22%	285	26%	-13.7%
Total	1,130	100%	1,094	100%	3.3%

We manage the Group's activities in two segments: Manufacturing and Trading. Group Sales can be analyzed as follows:

Group Sales Analysis

	1st Half 2008/9		1st Half 2007/8		Increase/ (decrease)	
US$ millions	Sales	%	Sales	%		%
Motors	406	36%	393	36%	13	3%
Body Climate	44	4%	53	5%	(9)	-17%
Body Instruments	91	8%	83	8%	8	10%
Powertrain Cooling	218	19%	201	18%	17	8%
Powertrain Management	39	4%	34	3%	5	15%
Chassis Braking	14	1%	22	2%	(8)	-36%
Motion and Actuation Systems	177	16%	167	15%	10	6%
AUTOMOTIVE PRODUCTS GROUP (APG)	**582**	**52%**	**559**	**51%**	**23**	**4%**
Motors	281	25%	275	25%	6	2%
Home Appliances	108	10%	103	9%	5	5%
Power Tools	62	5%	77	7%	(15)	-20%
Business & Lifestyle	111	10%	95	9%	16	17%
Motion and Actuation Systems	100	9%	97	9%	3	3%
INDUSTRY PRODUCTS GROUP (IPG)	**381**	**34%**	**372**	**34%**	**9**	**2%**
OTHER MANUFACTURING BUSINESSES	**119**	**11%**	**109**	**10%**	**10**	**9%**
MANUFACTURING SEGMENT	**1,083**	**96%**	**1,041**	**95%**	**42**	**4%**
TRADING SEGMENT	**47**	**4%**	**53**	**5%**	**(6)**	**-11%**
TOTAL SALES	**1,130**	**100%**	**1,094**	**100%**	**36**	**3%**

MANUFACTURING SEGMENT

The operations which are included in the Manufacturing segment share many common features related to technology, manufacturing processes, supply chain management, brand and channel management, and business model structure. Taken together, these operations offer opportunities for synergy in many areas, including the ability to enhance revenues as well as to share common tasks and costs.

The Manufacturing segment is sub-divided into three divisions which focus on specific customer needs and technologies in defined markets: Automotive Products Group, Industry Products Group and Other Manufacturing Businesses.

In the commentary below, the references to currency effects relate to the impact on sales expressed in US$ when sales in other currencies are translated at different rates this year compared to the prior period (the six months ending 30th September 2007). However, the company also has costs denominated in currencies other than the US$, and the impact of these currency effects on the manufacturing cost base and on Selling, General and Administrative costs is referred to in the gross margin and SG&A sections of the Financial Results commentary on pages 12 to 14.

AUTOMOTIVE PRODUCTS GROUP ("APG")

APG sales in the period represented 52% of the total turnover of the Group and increased over the prior year by US$23.0 million, or 4%, from US$559.4 million to US$582.4 million. Of this increase, the appreciation of the Euro, Renminbi and other currencies against the US dollar contributed US$48.8 million. Excluding this effect, underlying sales declined by 5%.

Sales in Asia and South America have continued to grow due to successful initiatives which have increased our market share in these areas. In Europe, excluding currency effects, sales overall have been flat with growth from innovative products in some markets offsetting decline in others. However, in North America, sales have declined significantly as a result of the sharp downturn in the automotive market in that region.

Sales, reported geographically, are as follows:

US$ millions	1st Half 2008/9	%	1st Half 2007/8	%	Growth
Europe	366	63%	334	60%	10%
Asia	91	16%	71	13%	28%
Americas	125	21%	154	27%	-19%
Total	582	100%	559	100%	4%

Motors

Motor sales increased by US$13.2 million, or 3%, from US$392.7 million to US$405.9 million. Of this increase, the appreciation of the Euro and other currencies against the US dollar contributed US$31.6 million. Excluding this effect, underlying sales declined by 5%.

There were dramatic developments in the North American automotive market and the first signs of softening in European markets. However, due to our broad product application offering and global coverage, our sales decline was less severe than that of the automotive industry as a whole. In addition, we successfully developed and introduced new products, continued to support those of our customers who sought to transfer their production to lower-cost regions, and successfully increased our penetration of the faster growing markets in Asia and South America. We have also increased our focus on growth markets and are in various stages of developing strategic partnerships with key local market leaders.

Sales of products for body climate applications, including motors for window lifts, power seat adjustment and power lift gates, declined by US$8.8 million, or 17%, from US$52.7 million to US$43.9 million despite the contribution of US$2.3 million from the appreciation of the Euro and other currencies against the US dollar. Excluding this currency effect, underlying sales declined by 21%. Sales in Asia demonstrated some growth, in particular in our window lift products. North American sales declined significantly as heavy trucks, which comprise a large portion of our sales, were the hardest hit by the downturn. In Europe we were able to maintain our share in a market which is beginning to show signs of weakening. We are pursuing a strategy to address the markets' requirement for lighter products with equivalent power and we are pursuing growth in the developing BRIC markets.

Sales of products for body instrumentation applications, including motors for mirrors, headlamps, doorlocks, cinching latches and washer pumps, increased by US$8.5 million, or 10%, from US$82.8 million to US$91.3 million. Of this increase, the appreciation of the Euro and other currencies against the US dollar contributed US$5.2 million. Excluding this currency effect the underlying sales growth was 4%. Sales growth was due to growing demand in China, following the transplant of some of our customers' production to this region, and also to strong performance from our traditional door lock and washer pump products. Sales increases in Europe were the result of the favourable Euro exchange rate against the US dollar but, excluding this effect, sales modestly declined as they also did in the Americas due to weakening market conditions.

Sales of products for powertrain cooling applications, comprising mainly cooling fan modules and motors, increased by US$17.2 million, or 9%, from US$201.1 million to US$218.3 million. Of this increase, the appreciation of the Euro and other currencies against the US dollar contributed US$21.1 million. Excluding this currency effect, underlying sales declined by 2%. In Europe, the favourable Euro exchange rate against the US dollar helped offset a 12% decline in sales from end of life platforms and the phase out of uncompetitive products. In North America, sales declined 7% on weakening market conditions. Sales growth was stronger in South America and China. China sales increased by 29%, excluding gains from Renminbi appreciation, as a result of the ramp-up of production on recently won business.

Sales of products for powertrain management applications, including fuel and air pumps and engine air management systems, reversed last years declines and grew by US$5.0 million, or 15%, from US$33.5 million to US$38.5 million. The appreciation of the Euro and other currencies against the US dollar accounted for US$2.3 million of the increase. Excluding this currency effect, the underlying sales growth was 8%. Sales in the Americas and Europe grew by 9%, excluding the impact of the favourable Euro exchange rate against the US dollar. Growth came from the successful launch of new products such as motors for engine gas recirculation, which aim to address the increasing market focus on fuel efficiency and environmental concerns.

Sales of products for chassis braking applications, including products for braking systems and transfer case actuation, decreased by US$8.7 million, or 36%, from US$22.5 million to US$13.8 million despite the contribution of US$0.7 million from the appreciation of the Euro and other currencies against the US dollar. Excluding this currency effect, the underlying sales decline was 42%. In North America and Asia sales declined significantly as we are phasing out uncompetitive products. In Europe, sales grew with increases in brake systems. Globally, we are now focusing on a new generation of products in braking and transmission applications.

Motion and Actuation Systems

Sales of motion and actuation systems, including switches, sensors and solenoids, increased by US$9.8 million, or 6%, from US$166.7 million to US$176.5 million. Of this increase, the appreciation of the Euro and other currencies against the US dollar contributed US$17.2 million. Excluding this effect, the underlying sales declined by 4%.

The sales decline is primarily the result of the weaker North American market; primarily in SUVs. Despite emerging signs of market weakness in Europe, we generated 5% growth, excluding the benefit of currency appreciation. Our innovative product offerings, designed around consumer comfort and safety, drove an increase in market share. We continue to show solid growth in Asia where there is an emerging need for comfort elements in low cost automobiles; this is a fast growing segment in the region which is still in the early stages of development.

Sales of actuation systems increased by US$8.8 million, or 7%, from US$120.2 million to US$129.0 million. Of this increase, the appreciation of the Euro and other currencies against the US dollar contributed US$12.2 million. Excluding this effect, underlying sales declined by 3%. Strong market share gains in Europe, where sales grew 5% excluding currency appreciation, as well as sales in Asia, which from a small base grew by 65%, only partially compensated for the challenging market conditions in North America.

Sales of switches, sensors, and solenoids increased by US$1.0 million, or 2%, from US$46.5 million to US$47.5 million. Of this increase, the appreciation of the Euro and other currencies against the US dollar contributed US$5.1 million. Excluding this effect, the underlying sales declined by 9%. Sales in the Americas declined sharply due to weakness in the heavy truck segment. In Europe, after adjusting for the favourable Euro exchange rate against the US dollar, sales grew 4% despite the strategic decision to exit non-core product lines. Asia sales growth is strong and future market development looks promising as the region begins to demand the improved comfort and safety options that these products support.

INDUSTRY PRODUCTS GROUP ("IPG")

IPG sales in the period increased US$8.7 million, or 2.3%, from US$372.3 million to US$381.0 million. IPG sales in the period represented 33.7% of the total turnover for the Group. The appreciation of the Euro and other currencies against the US dollar contributed US$9.0 million to the division's sales. Excluding this effect, underlying sales remained flat.

Sales, reported geographically, are as follows:

US$ millions	1st Half 2008/9	%	1st Half 2007/8	%	Growth
Europe	106	28%	94	25%	13%
Asia	192	50%	183	49%	5%
Americas	83	22%	95	26%	-13%
Total	381	100%	372	100%	2%

Motors

Sales in the Business and Lifestyle, Home Appliances and Power Tools business units increased by US$5.2 million, or 1.9%, from US$275.6 million to US$280.8 million. The appreciation of the Euro and other currencies against the US dollar contributed US$1.1 million to the unit's sales. Excluding this effect, underlying sales increased by 1.4%.

Sales performance in Home Appliances business unit increased by US$4.5 million, or 4.3%, from US$103.2 million to US$107.7 million. The effect of exchange rates was not significant. Sales grew strongly in both Asia and Europe however this was offset by lower sales in North America, slightly down on the prior period due to the slowing economy. Applications in the Food & Beverage segment showed stronger growth in Europe and the Greater China regions, however sales of dishwasher pumps and brush rolls were flat, impacted by the weakening of the US economy.

Sales in the Power Tools business unit decreased by US$15.4 million, or 19.8%, from US$77.5 million to US$62.1 million. The effect of exchange rates was not significant. The decline was primarily due to the weakening North American market where sales decreased by US$9.9 million, particularly in the power tool segment. Sales decreased by US$5.8 million in Asia. Starter motors remained at the same sales level as last year, achieving an increase in market share against the background of a shrinking market.

Sales in the Business and Lifestyle business unit, including products for business equipment, personal products, fitness, building automation and security, and audio-visual applications, increased by US$16.1 million, or 16.9%, from US$94.9 million to US$111.0 million. The effect of exchange rates was not significant. Sales grew by 15.2% in North America, by 4.2% in Europe and by 18.6% in Asia. Ink Jet printer application revenues grew by 17%; laser printer applications by 270%; gaming applications by 76% and Beauty product applications by 17%. This growth resulted from the focus on new products and programme launches, increased market demand, increased price and increased market share. The profitability of the business unit has improved mainly due to restructuring of the manufacturing footprint resulting in lower cost.

Motion and Actuation Systems

Sales in the Actuator system business unit increased by US$3.6 million, or 6.8%, from US$52.8 million to US$56.4 million. The appreciation of the Euro and other currencies against the US dollar contributed US$3.7 million to the unit's sales. Excluding this currency effect, underlying sales were flat.

Sales have been strong in Europe, supported by a solid position in the heating ventilation and air conditioning (HVAC) application segment where the adoption of our stepper motor technology has been strong. A sub-system developed for this market has now successfully been launched. Sales in North America were lower than in the previous year, impacted by the economic downturn, but we have been able to maintain our market share and have achieved some price increases to compensate for higher raw material costs. Sales in Asia have been growing as a result of higher demand for printer applications.

Sales in the Switches, Sensors & Applications business unit, including products for home appliances, business machines, industrial equipment, building automation and security, as well as HVAC applications, remained flat. The appreciation of the Euro and other currencies against the US dollar contributed US$4.2 million to the unit's sales. Excluding this currency effect, underlying sales decreased by 9.6%. Sales in Asia are 8.0% behind last year as a result of the discontinuation of unprofitable business. Effective distribution management is critical to this business and efforts are continuing to expand indirect sales channels to secure growth. In addition, switches are becoming an integral part of the sub-systems and motion solutions that we offer to our customers.

OTHER MANUFACTURING BUSINESSES

The Group's other manufacturing businesses include Parlex Corporation, Saia-Burgess Controls, and China Autoparts, Inc.. Sales for the period were as follows:

US$ millions	1st Half 2008/9	1st Half 2007/8	Growth
Parlex Corporation	56	60	-7%
Saia-Burgess Controls	41	33	24%
China Autoparts, Inc.	22	16	38%
Total	119	109	9%

Parlex Corporation, a flexible printed circuit board and interconnect solutions provider, delivered sales of US$55.9 million, a decline of 7.6% compared to the prior period. Sales declined in the United States because of weaker demand in the home appliances market and they were virtually flat in Europe where increases in the communications and automotive segments were offset by declines in the medical segment.

As a result of the restructuring initiatives in North America and in China over the last 2 years, the price increases in some previously unprofitable segments, the exit of some unprofitable segments, the sharp focus on new product development and the improvements made in manufacturing efficiencies, Parlex is now generating positive operating cash flow.

Saia-Burgess Controls, a niche player in the programmable controls industry, primarily in Europe, delivered sales of US$41.0 million in the first half of this year, an increase of 24.2% over the prior period. The appreciation of the Euro and other currencies against the US dollar contributed US$5.4 million to the unit's sales. Excluding this currency effect, underlying sales increased by 9.5% over the prior period.

China Autoparts, Inc., a leading producer of high quality iron casting parts for the automotive sector in China, delivered sales of US$22.3 million, an increase of 37.5% over the prior period. The appreciation of the Chinese renminbi against the US dollar contributed US$2.0 million to these sales. Excluding this currency effect sales increased by 24.6% over the prior period. This growth reflects the growing automotive market in China.

TRADING SEGMENT

Johnson Electric Trading was established in 2004/05 to build a sourcing network in China to supply global customers with a wide range of motor-related parts and components that are not currently manufactured within Johnson Electric, and to supply specialty metals for local Asian customers.

The business delivered sales of US$47.5 million, a decrease of US$5.6 million, or 10.5%, from the prior year. The business in precision parts and subsystems remained relatively steady but the specialty materials business has been negatively impacted by market volatility and the recent dramatic fall in commodity prices.

The Green Vision Group, a new operation within the Trading business which sources and supplies scrap materials, has suffered in the wake of recent significant shifts in the supply, demand and pricing of these materials. As the company expects these volatile conditions to continue and the risk profile of this operation to increase as a result, the company is now discontinuing the Green Vision Group operations. The sales of this operation have been excluded from Trading's sales and the financial results for this business have been disclosed separately in the income statement under Cessation of New Operations.

FINANCIAL RESULTS

Segmental Profit & Loss Accounts

	6 Months Ending 30th September 2008				6 Months Ending 30th September 2007		
US$ millions	Manufacturing	Trading	Cessation of New Operations*	Total	Manufacturing	Trading	Total
Sales	1,083	47	–	1,130	1,041	53	1,094
Gross Profit	291	2	–	293	280	4	284
	27%	*4%*		*26%*	*27%*	*8%*	*26%*
Other Income & Gains	3	0	–	3	13	–	13
Selling and Administrative	(195)	(3)	–	(198)	(174)	(4)	(178)
Operating Profit before Restructuring	99	(1)	–	98	119	0	119
Restructuring	(2)	–	–	(2)	(3)	–	(3)
Cessation of New Operations	–	–	(28)	(28)	–	–	–
Operating Profit	97	(1)	(28)	68	116	0	116
	9%			*6%*	*11%*		*11%*
Finance Costs	(6)	(0)	–	(6)	(10)	–	(10)
Profit Before Income Tax	91	(1)	(28)	62	106	0	106
	8%			*5%*	*10%*		*10%*
Income Tax	(14)	(0)	–	(14)	(21)	(0)	(21)
Profit for the period	77	(1)	(28)	48	85	–	85
Minority Interest				(2)			(5)
Profit Attributable To Shareholders				46			80

* *Green Vision Group*

Sales

Total Group Sales for the six months ended 30th September 2008 increased by US$36 million, 3.3%, from US$1,094 million to US$1,130 million, as described in the table on page 6 and in the commentary which follows on pages 7 to 11.

Gross Profit

Gross profit increased by US$9.0 million, 3.2%, from US$284.0 million to US$293.0 million. As a percentage of sales, gross margin was flat at 26%. During the period, gross profit improved by US$5.7 million as a result of changes in the relative value of currencies and by US$32.4 million because of operations initiatives, improved sales pricing and cost control programs. These improvements were largely offset by adverse external factors, noted below, which decreased gross profit by US$29.1 million.

Currency

The combined effects of the Euro and other European currencies as well as the renminbi and other Asia currencies amounted to a net benefit to gross profit of US$5.7 million, 0.5% of sales.

A significant proportion of the Group's sales and operations are conducted in Europe, in Euro and other European currencies. During the period, the translation of these currencies resulted in sales being favourably impacted by US$56.3 million and costs being increased on translation by US$38.8 million, resulting in a net favourable impact of US$17.5 million.

In Asia, the translation of the Chinese renminbi and other Asian currencies resulted in sales being favourably impacted by US$9.3 million and costs being increased on translation by US$21.1 million, resulting in a net unfavourable impact of US$11.8 million.

Other External Factors

Gross profit continued to be adversely impacted by ongoing pressures in a number of key ingredients of the cost structure including the costs of copper, steel, energy costs and PRC labour rates. Combined, this "headwind" reduced gross profit by a total of US$29.1 million in comparison to the prior period, equivalent to 2.6% of sales.

Operations

In our industrial and automotive businesses, increases in volume, changes in product and market mix, initiatives to improve production flows and efficiency, as well as other operational actions, combined to enhance margins. In addition, pricing actions continued to provide some relief from the adverse effect of rapidly increasing material costs. Together, these actions generated US$31.1 million of additional gross profit compared to the prior period, equivalent to 2.8% of sales.

In our Parlex business, gross profits, net of currency effects, were up by US$3.2 million compared to the prior period. The work that has been done to restructure the activities of this business is now yielding positive results, resulting in higher levels of profitability even at a smaller sales volume. This business is now well positioned for profitable growth.

In the Group's other manufacturing businesses, gross profits, net of currency effects, declined by US$0.7 million as the Saia-Burgess Controls and the China Autoparts businesses came under margin pressure, despite having higher volumes than in the prior period.

In the JE Trading business (and excluding the Green Vision Group), gross profit, net of currency effects, was down by US$2.6 million in the prior period. This was mainly due to lower volumes and margins in the business.

Other Income and Gains

Other income and gains decreased by US$9.8 million, from US$12.7 million to US$2.9 million. In the prior period there were gains on asset disposals which were one-off in nature and did not repeat this year.

Selling, General and Administrative Expenses ("SG&A")

SG&A expenses increased by US$19.8 million, or 11.1%, from US$178.2 million to US$198.0 million. As a percentage of sales, SG&A increased from 16.3% in the prior period to 17.5%.

SG&A expenses denominated in foreign currencies and translated at rates higher than in the prior period added US$6.9 million to costs. In addition, costs increased US$8.6 million to account for hedging transactions and the revaluation of monetary assets and liabilities. Excluding these effects, SG&A increased by 2.4% year on year, and would have been 16.2% of sales, comparable with the prior period.

Restructuring Costs

The Group's restructuring charges of US$2.1 million in the year related to continuing restructuring activities, primarily in Europe and the USA.

Cessation of New Operations

During the last financial year a new business to recycle and trade scrap metals was set up within the Trading segment and this business, the Green Vision Group, started to increase its activity in the current year. The viability of this business has suffered in the wake of recent significant shifts in the supply, demand and pricing of these materials. As the company expects these turbulent conditions to continue and the risk profile of this operation to increase as a result, the company is now in the process of discontinuing the Green Vision Group operations. The accounts of the Green Vision Group operations have been prepared on a liquidation basis and, accordingly, the losses in the business, including asset impairment and exit costs, which amounted to US$27.5 million have been included separately in the results (see Note 16 to the accounts).

Operating Profit

Operating profit decreased by US$47.7 million, 41.2%, from US$115.9 million to US$68.2 million. Excluding the non-recurring impact of the Cessation of New Operations of US$27.5 million, operating profit decreased by US$20.2 million, or 17.4%, from the prior year.

The combined currency effects on Gross Margin and SG&A detailed above resulted in an unfavourable net impact of US$9.4 million on profit before tax, or 0.8% of sales.

Finance Costs, Net

The net interest expense for the year decreased by US$3.3 million from US$9.8 million to US$6.5 million. This reduction resulted from lower overall net debt levels as well as the decline in interest rates.

Income Tax Expenses

The income tax expenses decreased by US$6.7 million compared to the prior period, from US$21.0 million to US$14.3 million. The effective tax rate for the period was 23.1% compared to 19.8% for the prior period. Excluding the loss on Cessation of New Operations, which cannot be offset for tax against other earnings, the effective tax rate was 16.0%. The reduction of the tax rate from prior year was due to a higher proportion of earnings in the current year being earned in lower tax jurisdictions. Additional benefits have arisen from reductions in tax rates in Italy and Hong Kong.

Profit after Tax

Profit after tax decreased by US$37.6 million from the prior period, 44.1%, from US$85.2 million to US$47.6 million. Excluding the non-recurring US$27.5 million impact of the Cessation of New Operations, profit after tax decreased by US$10.1 million, or 11.9%, over the prior period.

Minority Interest

The profit attributable to minority interest decreased by US$3.3 million from US$5.4 million to US$2.1 million, primarily because the gain on the disposal of assets in the prior period was not repeated.

Profit Attributable to Shareholders

The profit attributable to shareholders decreased by US$34.3 million from the prior year, 43.0%, from US$79.8 million to US$45.5 million. Earnings per share decreased from 2.17 US cents per share to 1.24 US cents per share. Excluding the non-recurring US$27.5 million impact of the Cessation of New Operations the profit attributable to shareholders would have amounted to US$73.0 million, a reduction of 8.5% from the prior period, and the earnings per share would have been 1.99 US cents per share.

NET INCOME RECOGNISED DIRECTLY IN EQUITY

The Condensed Consolidated Statement of Recognised Income and Expense provides details of the income and expenses that were recognised directly in equity and reserves (not through the Profit & Loss Account). In the current period, expenses exceeded income by US$47.5 million while in the prior period the opposite occurred and income exceeded expenses by US$36.3 million. This resulted in a total change when comparing the two periods of US$83.8 million. Of this swing, US$74.5 million resulted from currency effects on the translation of net assets of foreign subsidiaries becoming expenses in the current period compared to being income in the prior period.

FINANCIAL POSITION AND LIQUIDITY

Analysis of Cash Flows

Simplified Cash Flow

US$ millions	1st Half 2008/9	1st Half 2007/8	Change
Operating Profit before Cessation of New Operations	95.7	115.9	(20.2)
Cessation of New Operations	(27.5)	–	(27.5)
Profit Before Interest and Tax*	**68.2**	**115.9**	**(47.7)**
Interest and Tax Paid for New Business	0.6	–	0.6
Depreciation and Amortization	46.5	44.6	1.9
EBITDA	**115.3**	**160.5**	**(45.2)**
Other Non Cash Items in Profit Before Tax	(2.0)	(11.3)	9.3
Working Capital Change	(19.0)	(8.9)	(10.1)
Cash from Operating Activities	**94.3**	**140.3**	**(46.0)**
Capital Expenditure	(36.8)	(33.7)	(3.1)
Proceeds from Sale of Assets and Investments	3.9	15.4	(11.5)
Operating Cash Flow less Operating Investment Activities	**61.4**	**122.0**	**(60.6)**
Net Interest Paid	(4.2)	(8.5)	4.3
Tax	(13.7)	(4.2)	(9.5)
Dividend Paid	(46.2)	(40.0)	(6.2)
Treasury Shares and Liquid Securities, and Dividend Received (Net)	1.0	(1.4)	2.4
Net Cash Flow	**(1.7)**	**67.9**	**(69.6)**
Use of Cash			
Used to Repay Debt	4.1	25.5	(21.4)
Net (Decrease)/Increase in Cash and Cash Equivalents	(4.5)	43.4	(47.9)
Net Decrease in Short Term Investment & Time Deposit	(1.3)	(1.0)	(0.3)
	(1.7)	**67.9**	**(69.6)**
Reconciliation to Net Debt			
Exchange (Losses)/Gains on Net Debt	(3.4)	1.8	(5.2)
Net Movement in Cash, Overdrafts and Borrowings (Net Debt)	(5.1)	69.7	(74.8)

* *Operating Profit per Accounts*

Currency note: in the Profit and Loss Account commentary above, currency impacts have been calculated by comparing exchange rates used to determine income and expense in the six months ending 30th September 2008 with the exchange rates used to determine income and expense in the six months ending 30th September 2007. In the Balance Sheet commentary below, currency impacts have been calculated by comparing exchange rates used to translate the Balance Sheet as at 30th September 2008 with exchange rates used to translate the Balance Sheet as at 31st March 2008.

The Group continued to generate positive cash flow from its operations. During the year, cash generated from operating activities (before capital expenditure and before proceeds from the sale of fixed assets), as shown above, decreased by US$46.0 million from US$140.3 million to US$94.3 million, a decrease of 33%.

This cash flow was impacted by the decrease of US$47.7 million in Profit before Interest and Tax compared to the prior period and by the increase in Working Capital of US$19.0 million in this current period. In addition, the positive cash flows from sale of assets in the current period was not as significant as the prior period and this resulted in decreased cash flow of US$11.5 million.

Working Capital and Provisions

Overall, working capital and provisions increased by US$0.7 million, from US$350.0 million to US$350.7 million.

US$ millions	**March 2008**	Currency Translation	Acquisitions	Pension, Hedging & Interest Payable	Increase/ (Decrease) in Operating Working Capital	**September 2008**
Stocks and work in progress	**269.9**	(5.7)	1.0	–	28.8	**294.0**
Trade and other receivables	**505.6**	(18.8)	0.7	–	(18.1)	**469.4**
Trade and other payables	**(352.3)**	9.5	(1.3)	0.1	4.5	**(339.5)**
Provisions and other liabilities*	**(73.2)**	4.2	–	(8.0)	3.8	**(73.2)**
Total Working Capital per Balance Sheet	**350.0**	(10.8)	0.4	(7.9)	19.0	**350.7**

* *Current and non current*

Stocks and work in progress increased by US$24.1 million, from US$269.9 million to US$294.0 million. Currency translation changes resulted in a decrease in stock of US$5.7 million. Excluding these effects as well as the US$1.0 million increase in stock and work in progress resulting from the acquisitions of Fully Motor Co. Limited and Fu Wang Electric Manufacturing Company Limited, stocks and work in progress increased by US$28.8 million. This is mainly due to seasonal growth in inventory levels. After adjusting for the currency effects, inventory turns (the ratio of cost of goods sold to stock) decreased from 5.3 at end of September 2007 to 4.9 at the end of September 2008. Inventory is expected to reduce by the end of the year as actions are taken to align stock levels with changes in demand.

Trade and other receivables decreased by US$36.2 million, from US$505.6 million to US$469.4 million. Of this decrease, US$18.8 million was due to currency translation changes. Excluding the currency effect as well as the US$0.7 million increase in receivables resulting from the acquisitions of Fully Motor Co. Limited and Fu Wang Electric Manufacturing Company Limited, trade and other receivables decreased by US$18.1 million. Trade receivables, net of bad debt provision, amounted to US$385.7 million at 30th September, of which 94% was current or aged less than 30 days past due, and only 2% was aged over 90 days past due. Days Sales Outstanding (calculated using gross debtors) for the Group increased from 66 days to 70 days. The Group is now increasing its efforts to limit credit risk, reduce overdue payments and manage credit terms on sales to reduce trade debtors by the year end.

The trade and other payables decreased by US$12.8 million, from US$352.3 million to US$339.5 million. US$9.5 million of this decrease was due to currency translation changes. Excluding the currency effect as well as a US$0.1 million reduction in interest payable and the US$1.3 million increase in payables resulting from the acquisitions of Fully Motor Co. Limited and Fu Wang Electric Manufacturing Company Limited, trade and other payables decreased by US$4.5 million. Trade creditor days increased from 65 to 66 in the period.

Long-term and short-term provisions remained at the same level as the year end at US$73.2 million. Currency translation changes resulted in a decrease in provisions of US$4.2 million, pension and hedging reserves increased by US$8.0 million, and other provisions reduced by US$3.8 million.

Capital Expenditure (and Proceeds from Sale of Assets and Investments)

Capital Expenditure increased by US$3.1 million in the period, from US$33.7 million to US$36.8 million. This reflects the ongoing replacement or upgrade of machinery and equipment as well as investment in equipment and processes to increase output and improve production flow. We expect the underlying recurring rate of capital expenditure to moderate in the near-term.

Proceeds from the sale of assets and investments were US$3.9 million, US$11.5 million lower than last year when non-recurring asset disposals increased the cash flow in that period.

Interest and Tax

Interest paid less interest received was US$4.2 million, a reduction from the prior period of US$4.3 million. This results mainly from the increase in net cash balances over the year and the reduction in interest rates on debt.

Taxes paid, net of refunds, amounted to US$13.7 million, US$9.5 million higher than last year. In the prior period, tax refunds were received which related to businesses in Germany and Switzerland.

Dividend

The Final Dividend of US$46.2 million for the fiscal year 2007/08 was paid in the period, an increase of US$6.2 million on the dividend paid in the prior period.

Net Movement in Cash and Borrowings

The Group's debt to equity ratio (calculated on the total borrowings net of cash, to total equity) was 28%, up from 26% at 31st March 2008.

Net borrowings (total long and short term borrowings net of cash) increased overall by US$5.1 million in the period, from US$296.5 million to US$301.6 million.

FINANCIAL MANAGEMENT AND TREASURY POLICY

The management of financial risk in the Group is the responsibility of the Group's treasury function at the corporate centre based in Hong Kong. Policies are established by senior management.

Liquidity

For day-to-day liquidity management and to maintain flexibility in funding, the Group also has access to significant unutilized and uncommitted short-term borrowing facilities provided by its principal relationship banks, which exceed US$270.0 million.

Foreign Currency

The Group operates globally and is thus exposed to foreign exchange risk.

For APG and IPG the major sales generating currencies continue to be the US dollar, the Euro and the Chinese renminbi. For the period to 30th September 2008, 45% of the sales (53% in the prior period) of these business units were in US dollars, 39% in Euros (37% in the prior period), 7% in Chinese renminbi and the rest in other currencies including Japanese yen. The major currencies used for purchases of materials and services are the US dollar, the Euro, the Hong Kong dollar and the Chinese renminbi. Aside from the US dollar and the Hong Kong dollar (which is pegged to the US dollar), material open foreign exchange exposures in Euro are hedged with currency contracts, including forward and options contracts, with a view to reducing the net exposure to currency fluctuations.

Other Financial Assets / Liabilities

The Company enters into forward contracts to mitigate its exposure to the risks of volatile exchange rates and commodity prices. These mainly take the form of forward contracts where we lock into a forward currency rate or commodity price. In addition, a cross currency interest rate swap was entered into in 2006 where a portion of US dollar borrowings were swapped into Swiss francs to match non current assets denominated in Swiss francs.

When marked to market, the asset or liability value of these instruments can be summarized as follows (see Note 8 to the Accounts):

	30th September 2008			31st March 2008		
US$ millions	Asset	Liability	Net	Asset	Liability	Net
Currency	5.2	(1.5)	3.7	1.9	(25.0)	(23.1)
Commodity	0.4	(11.2)	(10.8)	13.2	–	13.2
Current	5.6	(12.7)	(7.1)	15.1	(25.0)	(9.9)
Non current	–	(49.9)	(49.9)	–	(84.6)	(84.6)
Total	5.6	(62.6)	(57.0)	15.1	(109.6)	(94.5)

Other financial assets / liabilities classified as current were a net liability of US$7.1 million as at 30th September 2008 compared to a net liability of US$9.9 million at 31st March 2008.

Currency forward contracts were classified as a net asset of US$3.7 million at the end of September compared to a net liability of US$23.1 million at the end of March. This is due to the strengthening of the US dollar against the Euro.

Commodity hedging contracts for copper were classified as a net liability of US$10.8 million at the end of September, compared to a net asset of US$13.2 million at the end of March. This reflects the falling price of copper over the period.

Other financial liabilities classified as non current comprised the cross currency interest rate swap between US dollars and Swiss francs. Due to the weakening of the Swiss franc against the US dollar this liability has reduced by US$34.7 million from US$84.6 million to US$49.9 million.

INVESTING IN PEOPLE

Johnson Electric is a diverse and multi-national business. As a global corporation our challenge is to develop our existing staff, provide positions of increasing responsibility to employees around the world without regard to race, creed or culture and to attract and retain individuals at all levels in the organization who will dedicate their intelligence and loyalty to improving the performance of the business. To do this we have a number of programmes that assist managers in identifying and developing the capabilities of their subordinates.

Johnson Electric develops bench strength and enhances management continuity by identifying and developing potential successors for all key roles. Performance management is actively supported and practiced throughout the Company and competency standards are established and results are measured.

The Company believes that excellent business acumen among its senior staff and managers globally is a precondition of success, and steps have been taken to focus on this attribute and evaluate individuals against well established data base norms.

Johnson Electric is also committed to continuous learning and growth via on the job training as well as outside courses. Various programmes are designed to develop people and their skills. Among the many programmes provided, the "Core Management Program" is particularly noteworthy. To promote personal development within the Company, scholarships are awarded annually to staff with aspirations to pursue higher degree programmes which can lead to master and doctorial degrees.

DISCLOSURE OF INTERESTS

DIRECTORS

As at 30th September 2008, the interests of each Director and Chief Executive of the Company in the shares of the Company or any of the Company's associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under Section 352 of the SFO were as follows:

	Shares of HK$0.0125 each of the Company	
Name	Personal Interests	Other Interests
Yik-Chun Koo Wang	–	2,164,133,880 *(Notes 1 & 2)*
Richard Li-Chung Wang	–	48,000,000 *(Note 3)*
Peter Kin-Chung Wang	–	577,000 *(Note 4)*
Peter Stuart Allenby Edwards	–	100,000 *(Note 5)*
Patrick Blackwell Paul	50,000	–

NOTES

1. *These shares were held, directly or indirectly, by the trustees of various trusts associated with the Wang family.*
2. *Duplications of shareholdings occurred among and between the parties shown below under Substantial Shareholders.*
3. *These shares were held under a trust of which Richard Li-Chung Wang was the founder.*
4. *These shares were held beneficially by Peter Kin-Chung Wang's spouse.*
5. *These shares were held under a trust of which Peter Stuart Allenby Edwards was one of the beneficiaries.*

Save as disclosed herein, as at 30th September 2008, the register maintained by the Company pursuant to Section 352 of the SFO recorded no other interests or short positions of the Directors and Chief Executive in any shares of the Company or its associated corporations (within the meaning of Part XV of the SFO).

At no time during the period, the Directors and Chief Executive (including their spouses and children under 18 years of age) had any interest in, or had been granted, or exercised, any rights to subscribe for shares of the Company or its associated corporations required to be disclosed pursuant to the SFO.

SUBSTANTIAL SHAREHOLDERS

As at 30th September 2008, the register of substantial shareholders maintained under Section 336 of the SFO shows that the Company had been notified of the following substantial shareholders' interests, being 5% or more of the Company's issued share capital:

Name of Shareholder	Capacity	Number of Shares Held	Approximate % of Shareholding
Yik-Chun Koo Wang	Beneficiary of family trusts	2,164,133,880 *(Notes 1 & 2)*	58.91
HSBC International Trustee Limited	Trustee	771,316,728 *(Notes 1 & 3)*	20.99
Ansbacher (Bahamas) Limited	Trustee	887,040,000 *(Note 1)*	24.15
HSBC Trustee (Guernsey) Limited	Trustee	358,972,480 *(Note 1)*	9.77
Ceress International Investment (PTC) Corporation (formerly known as Ceress International Investment Corporation)	Trustee	223,014,080 *(Note 4)*	6.07
Federal Trust Company Limited	Trustee	211,943,040 *(Note 1)*	5.77
Merriland Overseas Limited	Trustee	211,943,040 *(Note 5)*	5.77

NOTES

1. *The shares in which Ansbacher (Bahamas) Limited, HSBC Trustee (Guernsey) Limited and Federal Trust Company Limited were interested and 706,178,360 of the shares in which HSBC International Trustee Limited was interested were held, directly or indirectly, by them as the trustees of various trusts associated with the Wang family and were included in the shares in which Ms. Yik-Chun Koo Wang was interested as referred to above under Directors' interests of Disclosure of Interests.*

2. *The shares in which Ms. Yik-Chun Koo Wang was interested as referred to above formed part of the shares referred to in Note 1.*

3. *48,000,000 of the shares in which HSBC International Trustee Limited was interested were the same interests in which Mr. Richard Li-Chung Wang was interested as referred to above under Directors' interests of Disclosure of Interests.*

4. *The interests of Ceress International Investment (PTC) Corporation in the Company were duplicated by the interests in the Company held by HSBC Trustee (Guernsey) Limited.*

5. *The interests of Merriland Overseas Limited in the Company were duplicated by the interests in the Company held by Federal Trust Company Limited.*

Save as disclosed herein, as at 30th September 2008, the register maintained by the Company pursuant to Section 336 of the SFO recorded no other interests or short positions in the shares of the Company.

SHARE SCHEME

SHARE OPTION SCHEME

The Company had on 29th July 2002 adopted a new share option scheme (the "Scheme"). The directors may at their discretion grant share options to eligible persons to subscribe for shares in the Company subject to the terms and conditions stipulated therein.

Details of the share options granted under the Scheme as at 30th September 2008 are as follows:

Type of Grantees	Options held at 01/04/2008	Options held at 30/09/2008	Subscription price per share (HK$)	Date of grant	Exercisable from	Exercisable until
Employees	350,000	350,000	8.02	17/09/2002	01/08/2004	16/09/2012
	350,000	350,000	8.02	17/09/2002	01/08/2005	16/09/2012
	275,000	275,000	9.65	31/07/2003	01/07/2005	30/07/2013
	275,000	275,000	9.65	31/07/2003	01/07/2006	30/07/2013
	50,000	50,000	8.77	07/05/2004	01/05/2006	06/05/2014
	50,000	50,000	8.77	07/05/2004	01/05/2007	06/05/2014
	100,000	100,000	7.40	28/12/2004	01/01/2007	27/12/2014
	100,000	100,000	7.40	28/12/2004	01/01/2008	27/12/2014
	1,550,000	1,550,000				

LONG-TERM INCENTIVE SHARE SCHEME

Under the terms of the Long-Term Incentive Share Scheme ("Incentive Share Scheme") which was approved by the shareholders on 26th July 1999, the Directors may at their discretion invite full time employees of the Company and its subsidiaries, including Directors, to participate in the Incentive Share Scheme, and grant shares to such eligible employees.

Details of the shares vested in the eligible employees under the Incentive Share Scheme as at 30th September 2008 are as follows:

Total shares granted in Years 2005-2008	Number of shares purchased	Average purchase price (HK$)	Shares vested		Shares to be vested				
			2006 – 2007	2008	2009	2010	2011	2012	2013
6,873,998	6,873,998	4.66	1,460,000	984,000	1,256,666	1,166,666	996,666	620,000	390,000

Apart from the Scheme and the Incentive Share Scheme mentioned above, there were no other arrangements to which the Company or its subsidiaries was a party to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

CORPORATE GOVERNANCE

Johnson Electric is committed to achieving high standards of corporate governance that properly protect and promote the interests of its shareholders and devotes considerable effort to identifying and formalising best practices of corporate governance.

During the six months ended 30th September 2008, the Company continued to abide by the corporate governance practices set out in the Corporate Governance Report in the Company's Annual Report 2008.

CODE ON CORPORATE GOVERNANCE PRACTICES

During the six months ended 30th September 2008, the Company had complied with the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), except for the following deviations:

Code Provision A.2.1

Code A.2.1 provides, inter alia, that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual.

Neither the Company's Bye-Laws nor The Johnson Electric Holdings Limited Company Act, 1988 (a private act of Bermuda) contains any requirement as to the separation of these roles.

Dr. Patrick Shui-Chung Wang is the Chairman and Chief Executive of the Company. The Board is of the opinion that it is appropriate and in the best interests of the Company at its present stage of development that Dr. Wang should hold both these offices. The Board believes that it is able effectively to monitor and assess management in a manner that properly protects and promotes the interests of shareholders.

Code Provision A.4.1 and A.4.2

Code A.4.1 provides, inter alia, that non-executive directors should be appointed for a specific term, subject to re-election.

Code A.4.2 also provides that every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

The independent non-executive directors were appointed for a specific term while the non-executive directors do not have a specific term of appointment. However, under Section 3(e) of The Johnson Electric Holdings Limited Company Act, 1988 and the Company's Bye-Law 109(A), one-third of the directors who have served longest on the Board must retire thus becoming eligible for re-election at each Annual General Meeting. Accordingly, no director has a term of appointment longer than three years. Bye-Law 109(A) states that the executive chairman is not subject to retirement by rotation and shall not be counted in determining the number of directors to retire.

In the opinion of the Board, it is important for the stability and beneficial to the growth of the Company that there is, and is seen to be, continuity of leadership in the role of the Chairman of the Company and, in consequence, the Board is of the view that the Chairman should not be subject to retirement by rotation or hold office for a limited term at the present time.

MODEL CODE FOR SECURITIES TRANSACTIONS

The Group has adopted procedures governing directors' securities transactions in compliance with the Model Code as set out in Appendix 10 of the Listing Rules. Specific confirmation has been obtained from all directors to confirm compliance with the Model Code throughout the six months ended 30th September 2008. No incident of non-compliance was noted by the Company to date in 2008/09.

Employees who are likely to be in possession of unpublished price-sensitive information of the Group are also subject to compliance with guidelines on no less exacting terms than the Model Code.

AUDIT COMMITTEE

The Audit Committee is comprised of two independent non-executive directors (including the Committee Chairman) and one non-executive director who together have substantial experience in the fields of accounting, business, corporate governance and regulatory affairs. The current members are Mr. Patrick Paul (Chairman), Prof. Michael Enright and Mr. Peter Wang.

The committee is responsible for monitoring the reporting, accounting, financial and control aspects of the executive management's activities. It is fully available to the Group's Internal Audit team to hear directly any concerns of the Internal Audit Department which may have arisen during the course of its work. The committee also monitors the appointment and function of the Group's external auditor. The committee's authority and duties are set out in written terms of reference and are posted on the Company's website.

REMUNERATION COMMITTEE

The Remuneration Committee is comprised of two independent non-executive directors (including the Committee Chairman) and one executive director. The current members are Prof. Michael Enright (Chairman), Mr. Oscar Bernardes and Ms. Winnie Wang.

The committee determines the compensation structure and rewards for the Chief Executive and other executive directors and monitors the policies being applied in remunerating other senior executives in the Group. In addition, it has responsibility for reviewing and making appropriate recommendations to the Board on management development and succession plans for executive directors and senior management levels. The committee's authority and duties are set out in written terms of reference and are available on the Company's website.

The fundamental policy underlying Johnson Electric's remuneration and incentive schemes is to link total compensation for senior management with the achievement of annual and long-term performance goals. By providing total compensation at competitive industry levels for delivering on-target performance, the Company seeks to attract, motivate and retain key executives essential to its long-term success. Senior management incentive schemes include an equity component that is designed to align the long-term interest of management with those of shareholders.

NOMINATION AND CORPORATE GOVERNANCE COMMITTEE

The Nomination And Corporate Governance Committee is comprised of two independent non-executive directors (including the Committee Chairman) and one executive director. The current members are Mr. Peter Edwards (Chairman), Mr. Patrick Paul and Dr. Patrick Wang.

The committee is responsible for the identification and evaluation of candidates for appointment or reappointment as a director, as well as the development and maintenance of the Group's overall corporate governance policies and practices. The committee's authority and duties are set out in written terms of reference and are posted on the Company's website.

BOARD COMMITTEE

The Board Committee is comprised of two executive directors, Dr. Patrick Wang and Ms. Winnie Wang. Its primary function is to undertake and supervise the day to day management and operating affairs of the Group. It exercises leadership and develops and keeps under review strategy and business development initiatives of the Group and supervises their implementation.

REVIEW OF INTERIM RESULTS

The Company's interim report for the six months ended 30th September 2008 has been reviewed by the Audit Committee and the auditor of the Company, PricewaterhouseCoopers.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company has not redeemed any of its shares during the period. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the period except in connection with the share purchase for the Long-Term Incentive Share Scheme for eligible employees.

CONDENSED CONSOLIDATED BALANCE SHEET

As at 30th September 2008

	Note	Unaudited 30th September 2008 US$'000	Audited 31st March 2008 US$'000
ASSETS			
Non-current assets			
Property, plant and equipment	4	**394,649**	409,864
Investment properties	4	**42,822**	38,978
Leasehold land and land use rights	4	**22,222**	22,462
Intangibles	4	**702,318**	775,162
Associated companies		**1,861**	1,920
Deferred income tax assets		**28,125**	28,892
Available-for-sale financial assets		**5,442**	5,833
Other financial assets at fair value through profit or loss		**8,411**	8,813
		1,205,850	1,291,924
Current assets			
Stocks and work in progress		**294,025**	269,924
Trade and other receivables	5	**469,367**	505,561
Other financial assets	8	**5,630**	15,111
Income tax recoverable		**5,775**	4,126
Bank balances and cash		**258,963**	268,031
		1,033,760	1,062,753
Current liabilities			
Trade and other payables	6	**339,507**	352,286
Current income tax liabilities		**29,710**	25,642
Other financial liabilities	8	**12,693**	24,979
Borrowings	7	**34,027**	37,796
Provisions and other liabilities	9	**30,709**	30,003
		446,646	470,706
NET CURRENT ASSETS		**587,114**	592,047
TOTAL ASSETS LESS CURRENT LIABILITIES		**1,792,964**	1,883,971
Non-current liabilities			
Borrowings	7	**526,537**	526,686
Other financial liabilities	8	**49,886**	84,639
Deferred income tax liabilities		**87,484**	96,500
Provisions and other liabilities	9	**42,531**	43,216
		706,438	751,041
NET ASSETS		**1,086,526**	1,132,930
EQUITY			
Share capital	10	**78,441**	77,704
Reserves	11	**973,967**	978,080
Dividends	11	**–**	46,158
		1,052,408	1,101,942
Minority interest		**34,118**	30,988
TOTAL EQUITY		**1,086,526**	1,132,930

The notes on pages 30 to 48 are an integral part of this condensed interim financial information.

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 30th September 2008

	Note	Unaudited Six months ended 30th September 2008 US$'000	2007 US$'000
Sales	3	**1,130,119**	1,094,176
Cost of goods sold		**(837,145)**	(810,180)
Gross profit		**292,974**	283,996
Other income and gains	12	**2,881**	12,720
Selling and administrative expenses	13	**(198,004)**	(178,150)
Cessation of new operations	16	**(27,518)**	–
Restructuring provision and assets impairment	14	**(2,111)**	(2,703)
Operating profit	15	**68,222**	115,863
Finance costs, net	17	**(6,480)**	(9,764)
Share of profits of associated companies		**101**	51
Profit before income tax		**61,843**	106,150
Income tax expenses	18	**(14,264)**	(21,000)
Profit for the period		**47,579**	85,150
Attributable to:			
Equity holders of the Company		**45,503**	79,792
Minority interest		**2,076**	5,358
		47,579	85,150
Interim dividend	20	**–**	21,195
Earnings per share for profit attributable to the equity holders of the Company during the period (expressed in US cents per share)			
Basic*	19	**1.24**	2.17
Diluted	19	**1.24**	2.17

* *Please refer to note 19 for calculation of EPS excluding cessation of new operations.*

The notes on pages 30 to 48 are an integral part of this condensed interim financial information.

CONDENSED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

For the six months ended 30th September 2008

	Note	Unaudited Six months ended 30th September **2008** **US$'000**	2007 US$'000
Gain on revaluation of property, plant and equipment and leasehold land transfer to investment properties	11	**3,338**	4,346
Deferred income tax effect on gain on revaluation of property, plant and equipment and leasehold land transfer to investment properties	11	**(551)**	(761)
Available-for-sale financial assets:			
– fair value gains/(losses)	11	**167**	(355)
– release of reserves upon disposal	11	**(185)**	(120)
Hedging instruments:			
– fair value gains	11	**2,900**	8,148
– transferred to profit and loss account	11	**(4,134)**	(4,430)
Deferred income tax effect on fair value gains in hedging instruments	11	**(1,338)**	(491)
Actuarial (losses)/gains of defined benefit plans	9	**(3,323)**	693
Deferred income tax effect on actuarial losses/(gains) of defined benefit plans	11	**764**	(16)
Adjustment arising on translation of foreign subsidiaries and associated companies		**(45,184)**	29,335
Net (loss)/income recognised directly in equity		**(47,546)**	36,349
Profit for the period		**47,579**	85,150
Total recognised income for the period		**33**	121,499
Attributable to:			
Equity holders of the Company		**(2,880)**	115,341
Minority interest			
Share of profit for the period		**2,076**	5,358
Adjustment arising on translation of foreign subsidiaries		**837**	800
		33	121,499

The notes on pages 30 to 48 are an integral part of this condensed interim financial information.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30th September 2008

	Unaudited Six months ended 30th September 2008 US$'000	 2007 US$'000
Cash generated from operations	**94,328**	140,319
Other operating cash flows		
Interest paid	**(7,737)**	(12,221)
Interest received	**3,561**	3,774
Income tax paid	**(13,708)**	(4,165)
	(17,884)	(12,612)
Net cash generated from operating activities	**76,444**	127,707
Investing Activities		
Acquisition of subsidiaries, net of cash acquired	**(1,942)**	–
Purchase of property, plant and equipment and leasehold land and land use rights	**(34,880)**	(33,396)
Proceeds from sale of fixed assets	**3,162**	14,723
Proceeds from sale of an associated company	**–**	2,697
Purchase of intangible assets	**–**	(29)
Proceeds from sale of available-for-sale finance assets	**667**	641
Net proceeds from sale/(purchase) of other financial assets at fair value through profit and loss	**808**	(2,800)
Procceds from minority interest net of acquisition of additional interest in subsidiary	**190**	–
Decrease in time deposit	**1,281**	–
Net cash used in investing activities	**(30,714)**	(18,164)
Financing Activities		
Purchase of treasury shares	**–**	(523)
Repayments of borrowings, net	**(4,076)**	(25,561)
Dividends paid	**(46,158)**	(40,035)
Net cash used in financing activities	**(50,234)**	(66,119)
Net (decrease)/increase in cash and cash equivalents	**(4,504)**	43,424
Cash and cash equivalents at beginning of the period	**266,750**	149,282
Exchange (losses)/gains on cash and cash equivalents	**(3,283)**	2,209
Cash and cash equivalents at end of the period	**258,963**	194,915
Analysis of the balances of cash and cash equivalents:		
Cash and cash equivalents at end of the period	**258,963**	194,915

The notes on pages 30 to 48 are an integral part of this condensed interim financial information.

NOTES TO INTERIM ACCOUNTS

1 General information

The principal operations of Johnson Electric Holdings Limited (the Company) and its subsidiaries (together the Group) are the manufacture, sale, and trading of motors, electromechanical components, motion systems and sub-systems and materials. The Group has global reach, with manufacturing plants and sales operations throughout the world.

The Company is a limited liability company incorporated in Bermuda. The address of its registered office is Canon's Court, 22 Victoria Street, Hamilton HM 12, Bermuda.

The Company is listed on The Stock Exchange of Hong Kong Limited.

This condensed consolidated interim financial information is presented in thousands of US dollars (US$'000), unless otherwise stated, and has been approved for issue by the Board of Directors on 5th December 2008.

2 Principal accounting policies

This unaudited condensed consolidated interim financial information is prepared in accordance with Hong Kong Accounting Standard (HKAS) 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants and Appendix 16 of the Listing Rules of The Stock Exchange of Hong Kong Limited.

The accounting policies and methods of computation used in the preparation of this condensed consolidated interim financial information are consistent with those used in the annual financial statements for the year ended 31st March 2008, except that the Group adopted all the new standards, amendments to standards and interpretations (new/revised HKFRSs) which are effective for accounting periods commencing on 1st April 2008. The adoption of these new/revised HKFRSs did not have a material impact on the condensed consolidated interim financial information of the Group.

3 Segment information

Primary reporting format – business segments

Sales of the Group consists of sales of goods.

The principal operations of the Group are the manufacture, sale, and trading of motors, electromechanical components, motion systems and sub-systems, and materials. The manufacturing segment comprises the Automotive Products Group (APG), the Industry Products Group (IPG) and the other businesses which manufacture products in the Group. The trading segment is principally engaged in trading of goods not manufactured by the Group. The new operation being discontinued is Green Vision Group, please refer to details in note 16.

The segment results for the six months ended 30th September are as follows:

	Six months ended 30th September 2008			
	Manufacturing US$'000	**Trading US$'000**	**Cessation of new operations US$'000**	**Group US$'000**
Sales	1,082,577	47,542	–	**1,130,119**
Operating profit/(loss)	97,100	(1,360)	(27,518)	**68,222**
Finance costs, net	(6,249)	(231)	–	**(6,480)**
Share of profits of associated companies	101	–	–	**101**
Profit/(loss) before income tax	90,952	(1,591)	(27,518)	**61,843**
Income tax expenses	(13,953)	(311)	–	**(14,264)**
Profit/(loss) for the period	76,999	(1,902)	(27,518)	**47,579**
Attributable to:				
Equity holders of the Company				**45,503**
Minority interest				**2,076**
				47,579

3 Segment information *(Cont'd)*

Primary reporting format – business segments (Cont'd)

	As at 30th September 2008			
	Manufacturing US$'000	Trading US$'000	Cessation of new operations* US$'000	Group US$'000
Total assets				
Segment assets	2,117,981	54,514	31,354	2,203,849
Associated companies	1,861	–	–	1,861
Deferred income tax assets and income tax recoverable	33,891	9	–	33,900
	2,153,733	54,523	31,354	2,239,610
Total liabilities				
Segment liabilities	985,566	13,760	36,564	1,035,890
Deferred income tax liabilities and income tax payable	116,328	682	184	117,194
	1,101,894	14,442	36,748	1,153,084
Net Assets/(Liabilities)	1,051,839	40,081	(5,394)	**1,086,526**

	Six months ended 30th September 2008			
	Manufacturing US$'000	Trading US$'000	Cessation of new operations US$'000	Group US$'000
Other information				
Restructuring provision and assets impairment	2,111	–	–	2,111
Addition of property, plant and equipment and leasehold land and land use rights	34,237	49	733	35,019
Addition of property, plant and equipment from acquisition of a subsidiary	129	–	–	129
Addition of goodwill on acquisition of subsidiaries	1,443	–	–	1,443
Depreciation on property, plant and equipment	35,814	78	115	36,007
Amortisation charge on leasehold land and land use rights	329	–	–	329
Amortisation charge on intangibles	9,729	36	526	10,291

* *Note:* This represents assets net of impairment and liabilities of Green Vision Group.

3 Segment information *(Cont'd)*

***Primary reporting format – business segments** (Cont'd)*

	Six months ended 30th September 2007		
	Manufacturing US$'000	Trading US$'000	Group US$'000
Sales	1,041,077	53,099	1,094,176
Operating profit	115,343	520	115,863
Finance costs, net	(9,639)	(125)	(9,764)
Share of profits of associated companies	51	–	51
Profit before income tax	105,755	395	106,150
Income tax expenses	(20,553)	(447)	(21,000)
Profit/(loss) for the period	85,202	(52)	85,150
Attributable to:			
Equity holders of the Company			79,792
Minority interest			5,358
			85,150

	As at 31st March 2008		
	Manufacturing US$'000	Trading US$'000	Group US$'000
Total assets			
Segment assets	2,238,150	81,589	2,319,739
Associated companies	1,920	–	1,920
Deferred income tax assets and income tax recoverable	33,000	18	33,018
	2,273,070	81,607	2,354,677
Total liabilities			
Segment liabilities	1,047,011	52,594	1,099,605
Deferred income tax liabilities and income tax payable	121,709	433	122,142
	1,168,720	53,027	1,221,747
Net Assets	1,104,350	28,580	1,132,930

3 Segment information *(Cont'd)*

Primary reporting format – business segments *(Cont'd)*

	Six months ended 30th September 2007		
	Manufacturing US$'000	Trading US$'000	Group US$'000
Other information			
Restructuring provision and assets impairment	2,703	–	2,703
Addition of property, plant and equipment and leasehold land and land use rights	33,403	94	33,497
Depreciation on property, plant and equipment	35,582	75	35,657
Amortisation charge on leasehold land and land use rights	324	–	324
Amortisation charge on intangibles	8,632	52	8,684

Secondary reporting format – geographical segments

In presenting information on the basis of geographical segments, sales are attributed to the region from which the customer order originated. Segment assets and capital expenditure are based on the location of the assets.

	Sales Six months ended 30th September		**Capital expenditure Six months ended 30th September**		**Segment assets at**	
					30th September	31st March
	2008 US$'000	2007 US$'000	**2008 US$'000**	2007 US$'000	**2008 US$'000**	2008 US$'000
Asia	367,751	345,499	22,537	22,079	923,174	907,503
America	246,292	284,823	2,989	2,550	197,900	203,699
Europe	516,076	463,854	9,493	8,868	1,082,775	1,208,537
	1,130,119	1,094,176	35,019	33,497	2,203,849	2,319,739

4 Capital expenditure

							Per condensed consolidated balance sheet			
	Goodwill US$'000	Patents US$'000	Technology US$'000	Brands US$'000	Customer list US$'000	Development costs US$'000	Total intangibles US$'000	Property, plant and equipment US$'000	Investment properties US$'000	Leasehold Land and land use rights US$'000
At 1st April 2008	475,071	374	137,255	61,599	99,033	1,830	775,162	409,864	38,978	22,462
Currency translation	(37,889)	(12)	(11,130)	(5,465)	(8,635)	(69)	(63,200)	(8,292)	(480)	89
Additions	1,443	–	–	–	–	–	1,443	35,019	–	–
Acquisition of subsidiaries *(note 24)*	–	–	–	–	–	–	–	129	–	–
Transfer from property, plant and equipment and leasehold land:										
– cost	–	–	–	–	–	–	–	(986)	986	–
– revaluation surplus	–	–	–	–	–	–	–	–	3,338	–
Disposals	–	–	–	–	–	–	–	(2,737)	–	–
Depreciation/amortisation	–	(236)	(5,058)	(1,266)	(2,971)	(234)	(9,765)	(35,892)	–	(329)
Depreciation/amortisation – cessation of new operations	–	–	–	–	–	(526)	(526)	(115)	–	–
Provision for impairment	–	–	–	–	–	–	–	(137)	–	–
Provision for impairment – cessation of new operations	–	–	–	–	–	(796)	(796)	(2,204)	–	–
At 30th September 2008	438,625	126	121,067	54,868	87,427	205	**702,318**	**394,649**	**42,822**	**22,222**
At 1st April 2007	401,015	685	124,059	53,071	87,170	1,154	667,154	390,019	24,208	24,805
Currency translation	13,913	29	4,137	1,976	3,176	18	23,249	5,987	–	249
Additions	–	–	–	–	28	–	28	33,497	–	–
Transfer from property, plant and equipment and leasehold land:										
– cost	–	–	–	–	–	–	–	(5,989)	6,804	(815)
– revaluation surplus	–	–	–	–	–	–	–	–	3,691	–
Disposals	–	–	–	–	–	–	–	(2,869)	–	(245)
Depreciation/amortisation	–	(219)	(4,565)	(1,088)	(2,589)	(223)	(8,684)	(35,657)	–	(324)
Provision for impairment	–	–	–	–	–	–	–	(340)	–	–
At 30th September 2007	414,928	495	123,631	53,959	87,785	949	681,747	384,648	34,703	23,670
Currency translation	60,007	(21)	18,193	8,818	14,022	78	101,097	15,366	525	(85)
Acquisition of subsidiaries	136	–	–	–	–	–	136	34	–	–
Additions	–	–	–	–	–	1,391	1,391	63,841	–	–
Adjustment to goodwill	–	–	–	–	–	–	–	–	–	–
Fair value gains	–	–	–	–	–	–	–	–	3,095	–
Transfer from property, plant and equipment and leasehold land :										
– cost	–	–	–	–	–	–	–	–	–	–
– revaluation surplus	–	–	–	–	–	–	–	–	655	–
Disposals	–	–	–	–	–	–	–	(2,412)	–	(763)
Depreciation/amortisation	–	(100)	(4,569)	(1,178)	(2,774)	(588)	(9,209)	(36,507)	–	(360)
Provision for impairment	–	–	–	–	–	–	–	(15,106)	–	–
At 31st March 2008	475,071	374	137,255	61,599	99,033	1,830	775,162	409,864	38,978	22,462

5 Trade and other receivables

The trade and other receivables include net trade receivables of US$385,708,000 (31st March 2008: US$430,741,000). The Group normally grants credit for a period ranging from 30 to 90 days to its trade customers. The ageing analysis of net trade receivables based on overdue date was as follows:

	30th September 2008 US$'000	31st March 2008 US$'000
Current	319,852	369,723
0-60 days	52,814	51,587
61-90 days	6,234	5,062
Over 90 days	6,808	4,369
Total	385,708	430,741

As at 30th September 2008, provision for impairment of trade receivables amounted to US$7,823,000 (31st March 2008: US$7,101,000) was made. All overdue balances are reviewed by management and provision is considered adequate.

6 Trade and other payables

The trade and other payables include trade payables of US$192,212,000 (31st March 2008: US$227,425,000). The ageing analysis of trade payables based on invoice date was as follows:

	30th September 2008 US$'000	31st March 2008 US$'000
0-60 days	156,565	181,501
61-90 days	20,265	32,550
Over 90 days	15,382	13,374
Total	192,212	227,425

7 Borrowings

	30th September 2008 US$'000	31st March 2008 US$'000
Non-current *(note)*	**526,537**	526,686
Current	**34,027**	37,796
	560,564	564,482

7 Borrowings *(Cont'd)*

Interest is charged on the outstanding balances at 1.95% to 5.40% per annum (31st March 2008 : 1.95% to 5.77% per annum). Interest expense on borrowings for the six months ended 30th September 2008 is US$10,035,000 (30th September 2007: US$13,539,000).

Note:

At 30th September 2008, the Group had a five-year loan in the amount of US$525,000,000 which is wholly repayable on 31st March 2011.

A cross currency interest rate swap was acquired at the same time with the same maturity date of 31st March 2011, to swap USD258,964,000 out of USD525,000,000 into CHF339,000,000.

8 Other financial assets / liabilities

	Other financial assets		**Other financial liabilities**	
	30th September 2008 US$'000	31st March 2008 US$'000	**30th September 2008 US$'000**	31st March 2008 US$'000
Cross currency interest rate swaps				
– net investment hedge *(note (a))*	–	–	49,886	82,815
– others	–	1,667	1,110	–
Forward foreign exchange contracts				
– cash flow hedge *(note (b))*	5,188	197	–	26,803
– held for trading	–	–	349	–
Commodity contracts				
– copper hedging contracts (cash flow hedge) *(note (c))*	–	12,813	11,234	–
– held for trading	442	434	–	–
Total	5,630	15,111	62,579	109,618
Current portion	**5,630**	15,111	**12,693**	24,979
Non-current portion	–	–	**49,886**	84,639
Total	5,630	15,111	62,579	109,618

Note:

(a) Net investment hedge

The Group entered into a cross currency interest rate swap in 2006 where a portion of US dollar borrowings was swapped into Swiss francs to hedge its net investment in foreign operations denominated in Swiss francs.

(b) Forward foreign exchange contracts

Forward contracts were entered into in order to hedge anticipated Euro-denominated sales and receivables against currency fluctuations between the Euro and the US dollar.

(c) Copper hedging contracts

Hedging contracts were entered into in order to hedge fluctuations in copper prices.

9 Provisions and other liabilities

	Other pension costs US$'000	Restructuring US$'000	Retirement benefit obligations US$'000	Finance lease liabilities US$'000	Warranty US$'000	Others US$'000	Total US$'000
At 1st April 2008	1,325	11,317	33,487	8,021	17,898	1,171	73,219
Currency translation	(17)	(470)	(3,248)	(16)	(613)	(27)	(4,391)
Provisions	379	1,974	4,160	–	4,078	27	10,618
Provisions – cessation of new operations *(note 16)*	–	–	–	–	–	4,600	4,600
Utilised	(95)	(4,629)	(4,807)	(179)	(4,345)	(74)	(14,129)
Actuarial losses of defined benefit plan, recognised in equity	–	–	3,323	–	–	–	3,323
At 30th September 2008	1,592	8,192	32,915	7,826	17,018	5,697	73,240
Balances represented by current and non-current portion per condensed consolidated balance sheet							
Current portion	501	8,192	–	361	17,018	4,637	**30,709**
Non-current portion	1,091	–	32,915	7,465	–	1,060	**42,531**
At 30th September 2008	1,592	8,192	32,915	7,826	17,018	5,697	73,240
Prior period							
At 1st April 2007	1,235	9,025	28,110	8,096	16,080	1,110	63,656
Currency translation	19	270	1,657	–	399	–	2,345
Provisions	74	2,703	2,390	209	4,248	38	9,662
Utilised	(111)	(7,403)	(3,850)	(116)	(3,776)	(1,001)	(16,257)
Recognised as equity	–	–	(693)	–	–	–	(693)
At 30th September 2007	1,217	4,595	27,614	8,189	16,951	147	58,713

10 Share capital

	Number of shares (thousands)	Ordinary shares US$'000	Share premium US$'000	Treasury shares US$'000	Total US$'000
As at 1st April 2008	3,662,799	5,925	77,855	(6,076)	77,704
Treasury shares vested	800	–	(27)	764	737
As at 30th September 2008 per condensed consolidated balance sheet	3,663,599	5,925	77,828	(5,312)	**78,441**
As at 1st April 2007	3,671,989	5,925	77,855	(1,718)	82,062
Treasury shares vested	780	–	–	745	745
Treasury shares purchased	(970)	–	–	(523)	(523)
As at 30th September 2007	3,671,799	5,925	77,855	(1,496)	82,284

10 Share capital *(Cont'd)*

The total authorised number of ordinary shares is 7,040,000,000 shares (31st March 2008: 7,040,000,000) with a par value of HK$0.0125 per share (31st March 2008: HK$0.0125 per share). All issued shares are fully paid.

Share option

Share options granted to employees as at 30th September 2008 under a share option scheme approved at an Annual General Meeting of the Group held on 29th July 2002 are as follows:

Held at 01/04/2008 and 30/09/2008	Subscription price per share (HK$)	Date of grant	Exercisable from	Exercisable until
350,000	8.02	17/09/2002	01/08/2004	16/09/2012
350,000	8.02	17/09/2002	01/08/2005	16/09/2012
275,000	9.65	31/07/2003	01/07/2005	30/07/2013
275,000	9.65	31/07/2003	01/07/2006	30/07/2013
50,000	8.77	07/05/2004	01/05/2006	06/05/2014
50,000	8.77	07/05/2004	01/05/2007	06/05/2014
100,000	7.40	28/12/2004	01/01/2007	27/12/2014
100,000	7.40	28/12/2004	01/01/2008	27/12/2014
1,550,000				

The fair value of options was determined using the Binomial valuation model. The significant inputs into the model were dividend yield of 1.5%, sub optimal early exercise factor of 1.5, withdrawal rate of 5% post the vesting period, volatility of 40% and the risk-free rate is varied depending on the grant date.

No share option was granted or exercised during the period (30th September 2007: Nil).

During the period, no fair value of options was charged to the profit and loss account (30th September 2007: US$6,000)

For the relevant directors and senior executives, the aggregate fair value of the above options, determined at grant date, is US$384,000 (30th September 2007: US$594,000). This is recognised over the vesting period together with a corresponding increase in equity, in accordance with the Group's accounting policy, pursuant to HKFRS 2 "Share-based Payments".

11 Reserves

	Unaudited									
	Contributed surplus US$'000	Capital reserve US$'000	Goodwill on consolidation US$'000	Exchange reserve US$'000	Share option reserve US$'000	Share-based employee benefit reserve US$'000	Hedging reserve US$'000	Other reserves* US$'000	Retained earnings US$'000	Total US$'000
At 1st April 2008	15,499	38,904	(233,885)	150,306	384	2,430	(7,456)	9,386	1,048,670	1,024,238
Currency translation	–	–	–	(46,021)	–	–	–	–	–	(46,021)
Available-for-sale financial assets:										
– fair value gains	–	–	–	–	–	–	–	167	–	167
– realease of reserves upon disposal	–	–	–	–	–	–	–	(185)	–	(185)
Cash flow hedge:										
– fair value gains on hedging instruments	–	–	–	–	–	–	2,900	–	–	2,900
– transferred to profit and loss account	–	–	–	–	–	–	(4,134)	–	–	(4,134)
– deferred income tax on fair value losses	–	–	–	–	–	–	(1,338)	–	–	(1,338)
Revaluation surplus:										
– on transfer from property, plant and equipment and leasehold land to investment properties	–	–	–	–	–	–	–	3,338	–	3,338
– deferred income tax on revaluation surplus	–	–	–	–	–	–	–	(551)	–	(551)
Actuarial losses of defined benefit plan	–	–	–	–	–	–	–	–	(3,323)	(3,323)
Deferred income tax effect on actuarial losses of defined benefit plan	–	–	–	–	–	–	–	–	764	764
Net income/(expense) recognised directly in equity	–	–	–	(46,021)	–	–	(2,572)	2,769	(2,559)	(48,383)
Profit for the period	–	–	–	–	–	–	–	–	45,503	45,503
Total recognised income/(expense) for the period	–	–	–	(46,021)	–	–	(2,572)	2,769	42,944	(2,880)
Long-term incentive share sheme:										
– share vested	–	–	–	–	–	(739)	–	–	–	(739)
– value of employee services	–	–	–	–	–	(494)	–	–	–	(494)
Final dividend paid 2007/08	–	–	–	–	–	–	–	–	(46,158)	(46,158)
	–	–	–	–	–	(1,233)	–	–	(46,158)	(47,391)
As at 30th September 2008	15,499	38,904	(233,885)	104,285	384	1,197	(10,023)	12,155	1,045,456	973,967
Interim dividend	–	–	–	–	–	–	–	–	–	–
Other	15,499	38,904	(233,885)	104,285	384	1,197	(10,023)	12,155	1,045,456	973,967
As at 30th September 2008 per condensed consolidated balance sheet	15,499	38,904	(233,885)	104,285	384	1,197	(10,023)	12,155	1,045,456	973,967

**Note:* Other reserves mainly represent property revaluation reserve and investment revaluation reserve.

11 Reserves *(Cont'd)*

	Unaudited									
	Contributed surplus US$'000	Capital reserve US$'000	Goodwill on consolidation US$'000	Exchange reserve US$'000	Share option reserve US$'000	Share-based employee benefit reserve US$'000	Hedging reserve US$'000	Other reserves* US$'000	Retained earnings US$'000	Total US$'000
At 1st April 2007	15,499	38,949	(233,885)	42,436	588	1,963	3,672	6,619	982,762	858,603
Currency translation	–	–	–	28,535	–	–	–	–	–	28,535
Available-for-sale financial assets:										
– fair value losses	–	–	–	–	–	–	–	(355)	–	(355)
– realease of reserves upon disposal	–	–	–	–	–	–	–	(120)	–	(120)
Cash flow hedge:										
– fair value gains on hedging instruments	–	–	–	–	–	–	8,148	–	–	8,148
– transferred to profit and loss account	–	–	–	–	–	–	(4,430)	–	–	(4,430)
– deferred income tax on fair value gains	–	–	–	–	–	–	(491)	–	–	(491)
Revaluation surplus:										
– on transfer from property, plant and equipment and leasehold land to investment properties	–	–	–	–	–	–	–	4,346	–	4,346
– deferred income tax on revaluation surplus	–	–	–	–	–	–	–	(761)	–	(761)
Actuarial gains of defined benefit plan	–	–	–	–	–	–	–	–	693	693
Deferred income tax effect on actuarial gains of defined benefit plan	–	–	–	–	–	–	–	–	(16)	(16)
Net income recognised directly in equity	–	–	–	28,535	–	–	3,227	3,110	677	35,549
Profit for the period	–	–	–	–	–	–	–	–	79,792	79,792
Total recognised income for the period	–	–	–	28,535	–	–	3,227	3,110	80,469	115,341
Employees share option scheme:										
– value of employee services	–	–	–	–	6	–	–	–	–	6
Long-term incentive share sheme:										
– share vested	–	–	–	–	–	(745)	–	–	–	(745)
– value of employee services	–	–	–	–	–	332	–	–	–	332
Final dividend paid 2006/07	–	–	–	–	–	–	–	–	(40,035)	(40,035)
	–	–	–	–	6	(413)	–	–	(40,035)	(40,442)
At 30th September 2007	15,499	38,949	(233,885)	70,971	594	1,550	6,899	9,729	1,023,196	933,502
Interim dividend	–	–	–	–	–	–	–	–	21,195	21,195
Other	15,499	38,949	(233,885)	70,971	594	1,550	6,899	9,729	1,002,001	912,307
At 30th September 2007	15,499	38,949	(233,885)	70,971	594	1,550	6,899	9,729	1,023,196	933,502

**Note:* Other reserves mainly represent property revaluation reserve and investment revaluation reserve.

12 Other income and gains

	Six months ended 30th September	
	2008	2007
	US$'000	US$'000
Gross rental income from investment properties	2,125	1,720
Fair value losses on investment properties	–	(655)
Gains on disposal of property, plant and equipment	425	9,057
Gain on disposal of an associated company	–	2,598
Gain on investments, net	331	–
	2,881	12,720

13 Selling and administrative expenses

	Six months ended 30th September	
	2008	2007
	US$'000	US$'000
Selling expenses *(note)*	66,322	66,112
Administrative expenses *(note)*	122,298	111,249
Hedging losses/(gains)	5,793	(513)
Net exchange losses on revaluation of monetary assets and liabilities	3,591	1,302
	198,004	178,150

Note: Selling and administrative expenses denominated in foreign curencies and translated at rates higher than in the prior period added US$6,900,000.

14 Restructuring provision and assets impairment

	Six months ended 30th September	
	2008	2007
	US$'000	US$'000
Restructuring provision	1,974	2,703
Assets impairment relating to restructuring	137	–
	2,111	2,703

15 Expenses by nature

Operating profit excluding items included in cessation of new operations is stated after crediting and charging the following:

	Six months ended 30th September	
	2008	2007
	US$'000	US$'000
Depreciation		
Depreciation on property, plant and equipment	35,892	35,657
Less: amounts capitalised on assets under construction	(139)	(101)
	35,753	35,556
Impairment of property, plant and equipment relating to restructuring	137	–
Cost of goods sold *(note)*	837,145	810,180
Amortisation on leasehold land and land use rights	329	324
Amortisation of intangibles	9,765	8,684
Provision for impairment of property, plant and equipment	–	340
Hedging losses/(gains)	5,793	(513)
Net exchange losses on revaluation of monetary assets and liabilities	3,591	1,302
Staff costs	233,342	210,786

Note: Cost of goods sold includes material, production overheads and direct labour costs.

16 Cessation of new operations

Green Vision Group, a new separate operation within the Trading business which sources and supplies scrap metals, has suffered in the wake of recent significant shifts in the supply, demand and pricing of these materials. As the Company expects these turbulent conditions to continue and the risk profile of this operation to increase, as a result, the Company is now in the process of discontinuing the Green Vision Group operations.

The loss on cessation of the Green Vision Group operations mainly comprise impairment of assets, inventories and receivables, details as follows:

	Six months ended 30th September 2008 US$'000
Assets and intangible impairment	3,000
Inventory impairment	8,200
Receivables and deposits written off	5,200
Provisions	4,600
Other operating loss	6,518
	27,518

17 Finance costs, net

	Six months ended 30th September	
	2008	2007
	US$'000	US$'000
Interest on bank loans and overdrafts	(10,035)	(13,539)
Interest income	3,555	3,775
	(6,480)	(9,764)

18 Income tax expenses

Hong Kong profits tax has been provided at the rate of 16.5% (2007: 17.5%) on the estimated assessable profit for the period. Overseas tax has been provided at the applicable rates on the estimated assessable profit for the period in respective countries of operations.

	Six months ended 30th September	
	2008	2007
	US$'000	US$'000
Current income tax		
Hong Kong profits tax	7,095	8,535
Overseas taxation	10,041	11,690
	17,136	20,225
Deferred income tax	(2,872)	775
	14,264	21,000

19 Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the period, excluding ordinary shares purchased by the Group and held as treasury shares.

Diluted earnings per share equals basic earnings per share because there were no potential dilutive ordinary shares outstanding during the period ended 30th September 2008.

	Six months ended 30th September	
	2008	2007
Weighted average number of ordinary shares in issue (thousands)	3,663,347	3,672,196
Profit attributable to equity holders of the Company (thousands US dollar)	**45,503**	79,792
Basic earnings per share (US cents per share)	**1.24**	2.17
Profit attributable to equity holders of the Company (thousands US dollar)	45,503	79,792
Excluding : cessation of new operations (thousands US dollar)	27,518	–
	73,021	79,792
Basic earnings per share excluding cessation of new operations (US cents per share)	1.99	2.17

20 Interim dividend

The directors do not recommend the payment of any dividend for the six months ended 30th September 2008 (30th September 2007 : 0.58 US cents per share).

21 Capital commitments

	30th September 2008 US$'000	31st March 2008 US$'000
Capital commitment for property, plant and equipment		
Authorised but not contracted for	4,691	5,598
Contracted but not provided for	14,042	9,473
	18,733	15,071

22 Contingencies

On 24th October 2008 a judgment in the amount of US$4,598,184 was entered in the United States District Court for the District of New Jersey, in favor of Joyal Products, Inc., judgment creditor, against Johnson Electric Industrial Manufactory, Ltd., Johnson Electric North America, Inc., and Johnson Electric Consulting, Inc., as joint and several judgment debtors. Collection of the judgment is subject to a voluntary stay based upon the issuance of an irrevocable standby letter of credit securing the amount of US$5,884,000 which amount includes pre-judgment interest plus an estimate of post-judgment interest pending determination of Johnson's appeal. Johnson's appeal has been filed on 14th November 2008, and a determination of the appeal is expected sometime within two years of that date. Johnson's current judgment liability of US$5,884,000 is contingent upon issuance of a mandate by the United Sates Court of Appeals for the Federal Circuit affirming the District Court judgment.

In addition to the appeal to the Court of Appeals for the Federal Circuit in Washington, we also filed a petition for re-examination with the United States Patent and Trademark Office ("PTO"), which has been granted. We are seeking to have the claims in issue rendered invalid upon re-examination. A determination of patent invalidity either by the PTO or by the Federal Circuit Court of Appeals ends the judgment.

Pending determination of the appeal, the Group is unable to predict with certainty the ultimate outcome of the litigation. However, because we believe the basis of our appeal is strong, we will continue to defend the case vigorously and we have made no provision in the interim accounts.

23 Related-party transactions

23.1 Directors' emoluments

Directors' emoluments amounted to US$1,003,000 for the period ended 30th September 2008 (30th September 2007: US$998,000).

	Six months ended 30th September	
	2008	2007
	US$'000	US$'000
Salaries, allowances, fees and other benefits	944	939
Retirement scheme contributions	59	59
	1,003	998

23.2 Key management compensation

Other than the directors' emoluments disclosed above, the emoluments paid to key management are as follows:

	Six months ended 30th September	
	2008	2007
	US$'000	US$'000
Salaries, allowances and other benefits	2,609	2,321
Retirement scheme contributions	155	137
Share-based payment	185	326
Bonus	1,727	1,265
	4,676	4,049

24 Business combinations

24.1 On 4th August 2008, the Group acquired 90.1% of a motor manufacturing and a trading business, Fully Motor Co. Limited and Fu Wang Electric Manufacturing Co. Ltd.. The acquired business contributed revenue of US$392,000 and net loss of US$44,000 to the Group for period from the date of acquisition to 30th September 2008.

24 Business combinations *(Cont'd)*

24.2 Details of net assets acquired and goodwill are as follows:

	US$'000
Purchase consideration	2,217
Provisional fair value of net assets acquired – shown as below	(774)
Goodwill	1,443

The carrying value, which approximates the provisional fair value, of assets and liabilities arising from the above acquisitions in this six months are as follows:

	Acquired entities US$'000
Property, plant and equipment *(note 4)*	129
Stocks and work in progress	977
Trade and other receivables	755
Bank balances and cash	275
Trade and other payables	(1,277)
Net assets	859
Minority interests	(85)
	774
Purchase consideration settled in cash	2,217
Cash and cash equivalents in subsidiary acquired	(275)
Cash outflow on acquisition	1,942


JOHNSON
ELECTRIC

JOHNSON ELECTRIC HOLDINGS LIMITED
12 Science Park East Avenue, 6/F
Hong Kong Science Park
Shatin, New Territories
Hong Kong
Tel : (852) 2663 6688
Fax : (852) 2897 2054
Website : www.johnsonelectric.com

END